Filed Pursuant to Rule 424(b)(3)
Registration No. 333-135640

PROSPECTUS
4,063,992 SHARES
OF
AUXILIO, INC.
COMMON STOCK
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This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 4,063,992 shares of our common stock, consisting of:

• 2,106,916 shares of our common stock issuable upon (i) the conversion of the principal amount owing under $3,000,000 Secured Convertible Term Note issued to Laurus Master Fund, LTD and (ii) the conversion of the interest accrued and owing under the note;

• 478,527 shares of our common stock issuable upon exercise of the warrant issued to Laurus Master Fund, LTD in connection with the issuance of $3,000,000 Secured Convertible Term Note; and

• 1,478,549 shares of our common stock issuable upon the exercise of currently outstanding warrants to purchase shares of our common stock.

The selling stockholders may sell their shares from time to time at the prevailing market price or in negotiated transactions. The selling stockholders will receive all of the proceeds from the sale of the shares. We will pay the expenses of registration of the sale of the shares.

Our common stock trades on the Over-the-Counter (OTC) Bulletin Board®, an electronic stock listing service provided by the Nasdaq Stock Market, Inc. under the symbol “AUXO.OB”. On April 4, 2007, the last bid price for the common stock on the OTC Bulletin Board was $0.76 per share.

The selling stockholders, and any participating broker−dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker−dealer may be regarded as underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Brokers or dealers effecting transactions in the shares should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of an exemption from registration.
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BEGINNING ON PAGE 2, WE HAVE LISTED SEVERAL "RISK FACTORS" WHICH YOU SHOULD CONSIDER. You should read the entire prospectus carefully before you make your investment decision.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed on the adequacy or accuracy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.
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The date of this prospectus is May 10, 2007

TABLE OF CONTENTS

Prospectus Summary	1
Our Business	1
The Offering	1
Risk Factors	2
Use of Proceeds	6
Market for Common Equity and Related Stockholder Matters	6
Management’s Discussion and Analysis of Financial Condition and Results of Operations	7
Business	10
Directors and Executive Officers	12
Limitation on Liability and Indemnification of Directors and Officers	13
Executive and Director Compensation and Other Information	14
Security Ownership of Certain Beneficial Owners and Management	18
Certain Relationships and Related Transactions	19
Description of Securities	20
Selling Stockholders	21
Plan of Distribution	24
Changes in Certifying Accountants	25
Legal Matters	25
Experts	25
Where You Can Find Additional Information	25
Index to Financial Statements	26

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not, and the selling stockholders have not, authorized anyone, including any salesperson or broker, to give oral or written information about this offering, our company, or the shares of common stock offered hereby that is different from the information included in this prospectus. If anyone provides you with different information, you should not rely on it.

FORWARD−LOOKING INFORMATION

This prospectus contains “forward-looking statements” and information relating to our business that are based on our beliefs as well as assumptions made by us or based upon information currently available to us. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project”, “should” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our performance in “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation”. These statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; changes in business strategy or development plans; project performance; the commercial viability of our products and offerings; availability, terms, and deployment of capital; and availability of qualified personnel. These forward-looking statements speak only as of the date of this prospectus. Subject at all times to relevant federal and state securities law disclosure requirements, we expressly disclaim any obligation or undertaking to disseminate any update or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the common stock. You should carefully read the entire prospectus, including “Risk Factors” and the financial statements, before making an investment decision.

Business

Auxilio, Inc. was incorporated under the laws of the State of Nevada on August 29, 1995, under the name Corporate Development Centers, Inc. As a result of a series of transactions, which are more fully described in the section entitled “Business” below, in April 2004, we changed our name to Auxilio, Inc. Where appropriate, references to “Auxilio”, the “Company,” “we” or “our” include Auxilio, Inc., Auxilio Solutions, Inc. and e-Perception Technologies, Inc.

Auxilio provides total outsourced document image management services and related financial and business processes for major healthcare facilities. Our proprietary technologies and unique processes assist hospitals, health plans and health systems with strategic direction and services that reduce document image expenses, increase operational efficiencies and improve the productivity of their staff. Auxilio’s analysts, consultants and resident hospital teams work with senior hospital financial management and department heads to determine the best possible long term strategy for managing the millions of document images produced by their facilities on an annual basis. Auxilio’s document image management programs help our clients achieve measurable savings and a fully outsourced process. Auxilio's target market includes medium to large hospitals, health plans and healthcare systems.

Our principal executive offices are located at 27401 Los Altos, Suite 100, Mission Viejo, 92691 and its telephone number is (949) 614-0700. Our corporate website is www.auxilioinc.com. The information found on our website is not intended to be part of this prospectus and should not be relied upon by you when making a decision to invest in our common stock.

The Offering

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 4,063,992 shares of our common stock, consisting of:

• 2,106,916 shares of our common stock issuable upon (i) the conversion of the principal amount owing under $3,000,000 Secured Convertible Term Note issued to Laurus Master Fund, LTD and (ii) the conversion of the interest accrued and owing under the note;

• 478,527 shares of our common stock issuable upon exercise of the warrant issued to Laurus Master Fund, LTD in connection with the issuance of $3,000,000 Secured Convertible Term Note; and

• 1,478,549 shares of our common stock issuable upon the exercise of currently outstanding warrants to purchase shares of our common stock.

The common shares offered under this prospectus may be sold by the selling stockholders on the public market, in negotiated transactions with a broker−dealer or market maker as principal or agent, or in privately negotiated transactions not involving a broker or dealer. We will not receive any proceeds from the sale of our common stock by the selling stockholders. See “Use of Proceeds.”

Information regarding the selling stockholders, the common shares they are offering to sell under this prospectus, and the times and manner in which they may offer and sell those shares is provided in the sections of this prospectus captioned “Selling Stockholders” and “Plan of Distribution.”

Our common stock trades on the Over-the-Counter (OTC) Bulletin Board®, an electronic stock listing service provided by the Nasdaq Stock Market, Inc. under the symbol “AUXO.OB”. On April 4, 2007, the last bid price for our common stock on the OTC Bulletin Board was $0.76 per share.

As of March 29, 2007, we had 16,122,809 shares of common stock outstanding. The number of shares registered under this prospectus would be approximately 25.2% of the total common stock outstanding, assuming the conversion of the notes being registered hereunder, and the interest accruing thereon, into shares of common stock and the exercise of all warrants to purchase common stock being registered hereunder.

RISK FACTORS

You should carefully consider the risks described below before buying shares of our common stock in this offering. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the adverse events described in this risk factors section actually occur, our business, results of operations and financial condition could be materially adversely affected, the trading price of our common stock could decline and you might lose all or part of your investment. We make various statements in this section which constitute “forward-looking” statements under Section 27A of the Securities Act.

WE HAVE A LIMITED OPERATING HISTORY WITH RESPECT TO OUR CORE BUSINESS STRATEGY.

Our business was incorporated in March 2000. During March and April of 2004, we entered into two transactions which changed the Company’s business operations and revenue model. In March 2004, the Company sold its survey and assessment software to Workstream, Inc. In April 2004, the Company completed an acquisition of The Mayo Group and as a result of such acquisition, entered the Image Management industry. The future revenue opportunity is focused on providing outsourced financial and business processes for image management in healthcare. We have limited operating history in this industry on which to base an evaluation of our business and prospects, and any investment decision must be considered in light of the risks and uncertainties encountered by companies in the early stages of development. Such risks and uncertainties are frequently more severe for those companies operating in new and rapidly evolving markets.

Some of the factors upon which our success will depend include (but are not limited to) the following:

•	the market’s acceptance of our products and services;
•	the emergence of competitors in our target market, and the quality and development of their products and services
         In order to address these risks, we must (among other things) be able to:
•	successfully complete the development of our products and services;
•	modify our products and services as necessary to meet the demands of our market;
•	attract and retain highly skilled employees; and
•	respond to competitive influences.

On an ongoing basis, we cannot be certain that we will be able to successfully address any of these risks.

WE FACE SUBSTANTIAL COMPETITION FROM BETTER ESTABLISHED COMPANIES THAT MAY HAVE SIGNIFICANTLY GREATER RESOURCES WHICH COULD LEAD TO REDUCED SALES OF OUR PRODUCTS.

The market for our products and services is competitive and is likely to become even more competitive in the future. Increased competition could result in pricing pressures, reduced sales, reduced margins or the failure of our products and services to achieve or maintain market acceptance, any of which would have a material adverse effect on our business, results of operations and financial condition. Many of our current and potential competitors enjoy substantial competitive advantages, such as:
•	greater name recognition and larger marketing budgets and resources;
•	established marketing relationships and access to larger customer bases;
•	substantially greater financial, technical and other resources; and
•	larger technical and support staffs.

As a result, our competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements. For all of the foregoing reasons, we may not be able to compete successfully against our current and future competitors.

THE COMPANY HAS A HISTORY OF LOSSES AND MAY NEED ADDITIONAL FINANCING TO CONTINUE ITS OPERATIONS, AND SUCH FINANCING MAY NOT BE AVAILABLE UPON FAVORABLE TERMS, IF AT ALL.

The Company experienced a net operating loss of $3,402,618 for the fiscal year ended December 31, 2006, a net operating loss of $3,527,450 for the fiscal year ended December 31, 2005, net operating income of approximately $228,000 for the fiscal year ended December 31, 2004 (before reclassification for discontinued operations). There can be no assurances that the Company will be able to operate profitably in the future. In the event that the Company is not successful in implementing its business plan, the Company will require additional financing in order to succeed. There can be no assurance that additional financing will be available now or in the future on terms that are acceptable to the Company. If adequate funds are not available or are not available on acceptable terms, the Company may be unable to develop or enhance its products and services, take advantage of future opportunities or respond to competitive pressures, all of which could have a material adverse effect on the Company's business, financial condition or operating results.

WE ARE DEPENDENT UPON OUR VENDORS TO CONTINUE TO SUPPLY US EQUIPMENT, PARTS, SUPPLIES, AND SERVICES AT COMPARABLE TERMS AND PRICE LEVELS AS THE BUSINESS GROWS.

Our access to equipment, parts, supplies, and services depends upon our relationships with, and our ability to purchase these items on competitive terms from our principal vendors. We do not enter into long-term supply contracts with these vendors and we have no current plans to do so in the future. These vendors are not required to use us to distribute their equipment and are free to change the prices and other terms at which they sell to us. In addition, we compete with the selling efforts of some of these vendors. Significant deterioration in relationships with, or in the financial condition of, these significant vendors could have an adverse impact on our ability to sell and lease equipment as well as our ability to provide effective service and technical support. If one of these vendors terminates or significantly curtails its relationship with us, or if one of these vendors ceases operations, we would be forced to expand our relationships with our existing vendors or seek out new relationships with previously-unused vendors.

WE ARE DEPENDENT UPON OUR LARGEST CUSTOMERS.

The loss of any key customer could have a material adverse effect upon the Company’s financial condition, business, prospects and results of operation. The Company's five largest customers represent approximately 91% of the Company's revenues for the year ended December 31, 2006. Although the Company anticipates that these customers will represent less than 63% of revenue for 2007 and 47% for 2008, the loss of these customers may contribute to our inability to operate as a going concern and may require us to obtain additional equity funding or debt financing (beyond the amounts described above) to continue our operations. We cannot be certain that we will be able to obtain such additional financing on commercially reasonable terms, or at all.

WE ARE DEPENDENT ON OUR MANAGEMENT TEAM AND THE UNEXPECTED LOSS OF ANY KEY MEMBER OF THIS TEAM MAY PREVENT US FROM IMPLEMENTING OUR BUSINESS PLAN IN A TIMELY MANNER OR AT ALL.

Our future success depends on the continued services and performance of our management team and our key employees and their ability to work together effectively. If our management team fails to work together effectively, our business could be harmed. Although we believe we will be able to retain these key employees, and continue hiring qualified personnel, our inability to do so could materially adversely affect our ability to market, sell, and enhance our services. The loss of key employees or our inability to hire and retain other qualified employees could have a material adverse effect on our business, prospects, financial condition and results of operations.

THE MARKET MAY NOT ACCEPT OUR PRODUCTS AND SERVICES AND OUR PRODUCTS AND SERVICES MAY NOT ADDRESS THE MARKET’S REQUIREMENTS.

Our products and services are targeted to the healthcare market, a market in which there are many competing service providers. Accordingly, the demand for our products and services is very uncertain. The market may not accept our products and services. Even if our products and services achieve market acceptance, our products and services may fail to address the market's requirements adequately.

IF WE FAIL TO PROVIDE SERVICES, OUR REVENUES AND PROFITABILITY WOULD BE HARMED.

Our services are integral to the successful deployment of our solutions. If our services organization does not effectively implement and support our customers, our revenues and operating results would be harmed.

IF WE NEED ADDITIONAL FINANCING TO MAINTAIN AND EXPAND OUR BUSINESS, FINANCING MAY NOT BE AVAILABLE ON FAVORABLE TERMS, IF AT ALL.

We may need additional funds to expand or meet all of our operating needs. If we need additional financing, we cannot be certain that it will be available on favorable terms, if at all. Further, if we issue equity securities, stockholders will experience additional dilution and the equity securities may have seniority over our common stock. If we need funds and cannot raise them on acceptable terms, we may not be able to:

•	Develop or enhance our service offerings;

•	Take advantage of future opportunities; or

•	Respond to customers and competition.

WE MUST MANAGE GROWTH TO ACHIEVE PROFITABILITY.

To be successful, we will need to implement additional management information systems, develop further our operating, administrative, financial and accounting systems and controls and maintain close coordination among our executive, finance, marketing, sales and operations organizations. Any failure to manage growth effectively could materially harm our business.

SHAREHOLDERS WILL EXPERIENCE DILUTION AS A RESULT OF THE COMPANY’S STOCK OPTION PLANS.

The Company has granted stock options to its employees and anticipates granting additional stock options to its employees in order to remain competitive with the market demand for such qualified employees. As a result, investors could experience dilution.

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US EVEN IF DOING SO WOULD BE BENEFICIAL TO OUR SHAREHOLDERS.

Some provisions of our Articles of Incorporation, as amended, and Bylaws, as well as some provisions of Nevada or California law, may discourage, delay or prevent third parties from acquiring us, even if doing so would be beneficial to our shareholders.

WE DO NOT INTEND TO PAY DIVIDENDS.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to fund growth and, therefore, do not expect to pay any dividends in the foreseeable future.

FUTURE SALES OF RESTRICTED SHARES COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK AND LIMIT OUR ABILITY TO COMPLETE ADDITIONAL FINANCING.

Although our shares are currently trading on the OTC Bulletin Board, the volume of trading of our common stock and the number of shares in the public float are small. Sales of a substantial number of shares of our common stock into the public market in the future could materially adversely affect the prevailing market price for our common stock. In connection with our acquisition of TMG, we issued approximately 4,000,000 shares of common stock, all of which became eligible for resale pursuant to Rule 144 of the Securities Act in 2005. Such a large "over-hang" of stock eligible for sale in the public market may have the effect of depressing the price of our common stock, and make it difficult or impossible for us to obtain additional debt or equity financing.

OUR STOCK PRICE HAS FLUCTUATED AND COULD CONTINUE TO FLUCTUATE SIGNIFICANTLY.

The market price for our common stock has been, and is likely to continue to be, volatile. The following factors may cause significant fluctuations in the market price of our ordinary shares:
•  Fluctuations in our quarterly revenues and earnings or those of our competitors;
•  Shortfalls in our operating results compared to levels expected by the investment community;
•  Announcements concerning us or our competitors;
•  Announcements of technological innovations;
•  Sale of shares or short-selling efforts by traders or other investors;

•  Market conditions in the industry; and
•  The conditions of the securities markets.

The factors discussed above may depress or cause volatility of our share price, regardless of our actual operating results.

OUR COMMON STOCK IS LISTED ON THE OTC BULLETIN BOARD, AND AS SUCH, IT MAY BE DIFFICULT TO RESELL YOUR SHARES OF STOCK AT OR ABOVE THE PRICE YOU PAID FOR THEM OR AT ALL.

Our common stock is currently trading on the OTC Bulletin Board. As such, the average daily trading volume of our common stock may not be significant, and it may be more difficult for you to sell your shares in the future at or above the price you paid for them, if at all. In addition, our securities may become subject to "penny stock" restrictions, including Rule 15g-9 under the Securities Exchange Act of 1934, as amended, which imposes additional sales practice requirements on broker-dealers, such as requirements pertaining to the suitability of the investment for the purchaser and the delivery of specific disclosure materials and monthly statements. The Securities and Exchange Commission has adopted regulations that generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. The exceptions include exchange-listed equity securities and any equity security issued by an issuer that has:

•
net tangible assets of at least $2,000,000, if the issuer has been in continuous operation for at least three years, or net tangible assets of at least $5,000,000, if the issuer has been in continuous operation for less than three years; or

•	average annual revenue of at least $6,000,000 for the last three years.

While we are presently not subject to "penny stock" restrictions, there is no guarantee that we will be able to meet any of the exceptions to our securities from being deemed as "penny stock" in the future. If our securities were to become subject to "penny stock" restrictions, broker-dealers may be less willing or able to sell and/or make a market in our common stock. In addition, the liquidity of our securities may be impaired, not only in the number of securities that can be bought and sold, but also through delays in the timing of the transactions, reduction in securities analysts' and the news media's coverage of us, adverse effects on the ability of broker-dealers to sell our securities, and lower prices for our securities than might otherwise be obtained.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholders. Any proceeds from the sale of our common stock offered pursuant to this prospectus will be received by the selling stockholders.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company’s common stock currently trades on the Over-the-Counter Bulletin Board (OTC), under the trading symbol of “AUXO.OB”. Because we are listed on the OTC, our securities may be less liquid, receive less coverage by security analysts and news media, and generate lower prices than might otherwise be obtained if they were listed on another exchange.

The following table sets forth for each quarter during fiscal years 2006 and 2005 the high and low bid quotations for shares of Auxilio Common Stock as reported on the OTC.

Quarter	Low	High
January 1, 2005—March 31, 2005.	$1.95	$3.10
April 1, 2005—June 30, 2005.	$1.90	$2.40
July 1, 2005—September 30, 2005.	$1.65	$2.20
October 1, 2005—December 31, 2005.	$1.50	$2.25
January 1, 2006—March 31, 2006.	$1.40	$2.00
April 1, 2006—June 30, 2006.	$1.00	$1.65
July 1, 2006—September 30, 2006.	$0.45	$1.10
October 1, 2006—December 31, 2006.	$0.33	$0.57

On March 26, 2007, we had approximately 297 stockholders of record.

We have not paid any dividends on our Common Stock and do not expect to do so in the foreseeable future.  We intend to apply our earnings, if any, to expanding our operations and related activities.  The payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, our financial condition and other factors deemed relevant by the Board of Directors.  In addition, our ability to pay dividends is limited under current loan agreements, which restrict or prohibit the payment of dividends.

Equity Compensation Plan Information

The following table provides certain information as of December 31, 2006 with respect to Auxilio’s equity compensation plans under which equity securities of Auxilio are authorized for issuance.

Plan	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuances Under Plan
Equity compensation plans approved by security holders (1):	2,182,648	$1.39	1,284,019
Equity compensation plans not approved by security holders (2):	2,467,077	$1.34	-
Total	4,649,725		1,284,019

(1)	These plans consist of the 2000 Stock Option Plan, 2001 Stock Option Plan, the 2003 Stock Option Plan and the 2004 Stock Option Plan.
(2)	From time to time and at the discretion of the Board of Directors the Company may issue warrants to key individuals or officers of the Company as performance based compensation.

MANAGEMENT’S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS

Introduction

The following discussion presents information about our consolidated results of operations, financial condition, liquidity and capital resources and should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this Report.

Forward Looking Statements. This discussion contains statements regarding operating trends and our beliefs and expectations regarding our future financial performance and future financial condition (which are referred to as “forward looking statements”). The consequences of those operating trends on our business and the realization of our expected future financial results, which are discussed in those statements, are subject to the uncertainties and risks described below in this Section under the caption “Factors That May Affect Future Results.” Due to those uncertainties and risks, the duration and effects of those operating trends on our business and our future financial performance may differ, possibly significantly, from those that are currently expected as set forth in the forward looking statements. As a result, you should not place undue reliance on those forward looking statements.

Overview

Auxilio, Inc. and its wholly owned subsidiary, Auxilio Solutions, Inc., (Auxilio) provide integration strategies and outsourced services for document image management in healthcare facilities. The Company helps hospitals and health systems reduce expenses and create manageable, dependable document image management programs by managing their back-office processes. The process is initiated through a detailed proprietary Image Management Assessment (IMA). The IMA is a strategic, operational and financial analysis that is performed at the customer’s premises using a combination of proprietary processes and innovative web based technology for data collection and report generation. After the IMA and upon engagement, Auxilio capitates the cost of the entire document image management process for the customer and places a highly trained resident team on site to manage the entire process in accordance with our Image Management Maturity Model (IM3™). Auxilio is focused solely on the healthcare industry.

Application of Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate these estimates, including those related to stock-based compensation, customer programs and incentives, bad debts, inventories, intangible assets, income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We consider the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment:
•	Revenue recognition;
•	Stock-based compensation;
•	Accounting for income taxes; and
•	Impairment of intangible assets.

Please also see disclosures in Note 1 of the financial statements for the Company’s accounting policies and procedures.

Results of Operations

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Net Revenue

Revenues consist of equipment sales and ongoing service and supplies. Net revenue increased $5,957,308 to $10,248,270 for the year ended December 31,

2006, as compared to the same period in 2005. The increase in revenue can be attributed to an increase in the number of recurring revenue contracts. Since November 2005, Auxilio has added three new customers. Recurring revenue for the year ended December 31, 2006 for these three new customers totals approximately $5,690,000. Revenue in 2006 includes equipment sales totaling approximately $1,087,000 compared to equipment sales in 2005 of approximately $703,000.

Cost of Revenue

Cost of revenue consists of salaries and expenses of field services personnel, document imaging equipment, and parts and supplies. Cost of revenue was $9,270,539 for the year ended December 31, 2006, as compared to $3,225,155 for the same period in 2005. Substantial components of the increase were the costs to maintain the increased number of recurring revenue contracts, the unexpectedly higher costs of implementation at a new customer and the cost from higher equipment sales in 2006. Also contributing to the current year increase is a stock based compensation charge for $108,099 in 2006. The stock based compensation charge is a new requirement in 2006 in accordance with SFAS 123(R).

Sales and Marketing

Sales and marketing expenses include salaries, commissions and expenses of sales and marketing personnel, travel and entertainment, and other selling and marketing costs. Sales and marketing expenses were $1,972,743 for the year ended December 31, 2006, as compared to $1,783,196 for the same period in 2005. Sales and marketing expenses for 2006 are higher as a result of the stock based compensation charge of $229,057 which is a new requirement in 2006 in accordance with SFAS 123(R). There was also an increase of $78,001 in sales commissions paid in 2006 for new customer contracts. This increase is offset by management’s effort in 2006 to decrease marketing and travel expenses which resulted in approximately $65,000 in savings.

General and Administrative

General and administrative expenses, which include personnel costs for finance, administration, information systems, and general management, as well as facilities expenses, professional fees, legal expenses, and other administrative costs, decreased by $175,097 to $2,152,400 for the year ended December 31, 2006, as compared to $2,327,497 for the same period in 2005. The 2006 expense includes a stock based compensation charge for $238,818. The stock based compensation charge is a new requirement in 2006 in accordance with SFAS 123(R). This increase is more than offset by lower current costs in bonuses, professional fees and building rent.

Intangible Asset Amortization

As a result of our acquisition activity, we have recorded a substantial amount of goodwill, which is the excess of the cost of our acquired business over the fair value of the acquired net assets, and other intangible assets. We evaluate the goodwill for impairment at least annually. We examine the carrying value of our other intangible assets as current events and other circumstances warrant a determination of whether there are any impairment losses. If indicators of impairment arise with respect to our other intangible assets and our future cash flows are not expected to be sufficient to recover the assets’ carrying amounts, an impairment loss will be charged as an expense in the period identified. During the year ended December 31, 2005, we recorded an impairment charge of $109,000 that is described in the paragraph below. Other intangible assets with estimated useful lives are amortized over their estimated lives.

Amortization expense was $255,206 for the year ended December 31, 2006, compared to $482,564 in the same period in 2005. Amortization was related to intangible assets acquired through the acquisition of The Mayo Group in April 2004. The decrease is due substantially to charging to expense in 2005 the remaining unamortized balance of non-compete agreements which management determined no longer held value.

Other Income (Expense)

Interest expense for the year ended December 31, 2006 was $537,018, as compared to $148,365 for the same period in 2005. The increase in interest expense is due primarily to non-cash discount charges and periodic interest costs incurred under two Loan and Security Agreements with Cambria Investment Fund, L.P. and the fixed price convertible note agreement with Laurus Master Fund.

Interest income is primarily derived from short-term interest-bearing securities and money market accounts. Interest income for the year ended December 31, 2006 was $28,826, as compared to $35,373 for the same period in 2005, primarily due to a decrease in the average balance of invested cash and short-term investments.

Gain on sale of marketable securities of $10,447 in 2006 related to the sale of our investment in General Environmental Management, Inc. The gain in 2005 of $293,083 related primarily to the excess of sales price over the cost of investment in Workstream’s common stock in 2005 and the disposition of other Workstream derivatives.

Loss on disposal of fixed assets of $8,225 in 2005 was due to the write off of capitalized software no longer being utilized. No such activities took place in 2006.

Liquidity and Capital Resources

At December 31, 2006, our cash and cash equivalents were equal to $319,437. Our principal cash requirements are for operating expenses, including equipment, supplies, employee costs, capital expenditures and funding of the operations. Our primary sources of cash were from revenues, a $3,000,000 fixed price convertible note agreement with Laurus Master Fund and $745,000 borrowed on a revolving loan with Cambria Investment Fund L.P..

During the year ended December 31, 2006, we used cash of $3,236,963 for operating activities, as compared to using cash of $4,009,430 for the same period in 2005. The decrease in cash use was primarily due to lengthening the days to pay on trade payables in 2006, which more than offset the increase in the number of days sales in receivables. Also, in 2005 there were debts remaining from the acquisition of Alan Mayo and Associates that were paid down and extinguished by early 2006.

In April 2006, we entered into a $3,000,000 Fixed Price Convertible Note (the “Note”) agreement with Laurus Master Fund (LMF). The term of the Note is for three years at an interest rate of WSJ prime plus 2.0%. The conversion, repayment, collateral and other terms are detailed in note 6 to the consolidated financial statements.

In October 2006, we entered into a Loan and Security Agreement (the Loan) with Cambria Investment Fund, L.P. One of our directors, Michael D. Vanderhoof, is a principal in Cambria Investment Fund. Through December 31, 2006, we borrowed $745,000 of the available $1,500,000. Interest accrues daily upon any unpaid principal balance at the rate of twelve percent (12%) per annum and is payable quarterly. The outstanding principal balance is due and payable in full on October 22, 2007; however, as further described below, we are in the process of extending the due date to May 1, 2008. The Loan is secured by substantially all of our assets and is subordinate to the Laurus Master Fund Fixed Price Convertible Note.

We saw the addition of four new customers in 2006 including the closing of the Company’s largest contract to date in March 2006. We have closed a large equipment sale with an existing client in the first quarter of 2007 and we anticipate other equipment sales in 2007. We expect to close additional recurring revenue contracts to new customers throughout 2007. We reduced our sales and operations staff in late 2006 in an effort to lower operating costs. We have the short-term availability of additional funds through our Loan with Cambria Investment Fund, L.P. We believe there are adequate funds to sustain our business operations over the next twelve months. If events or circumstances occur such that we do not meet our operating plan as expected, we may be required to seek additional capital and/or reduce certain discretionary spending, which could have a material adverse effect on our ability to achieve our business objectives. We may seek additional financing, which may include debt and/or equity financing or funding through third party agreements. There can be no assurance that any additional financing will be available on acceptable terms, if at all. Any equity financing may result in dilution to existing stockholders and any debt financing may include restrictive covenants.

On March 30, 2007, we signed a term sheet with Cambria to restructure the Loan extending the maturity date of the $745,000 outstanding balance to May 1, 2008 and extending the maturity date of the remaining unborrowed amount of $755,000 to December 31, 2008.  In return, we agreed to immediately vest the remaining 240,000 unvested warrants under the original agreement and provide one additional warrant share for every two dollars of new borrowings against the $755,000.  The exercise price of the additional warrants will provide for a 10% discount to the closing price of our common stock on the date the restructuring is completed.  We anticipate finalizing this agreement in April 2007.

Contractual Obligations and Contingent Liabilities and Commitments

Our long-term contractual obligations as of December 31, 2006 are as follows:

	Total	2007	2008	2009	2010
Long-term debt	$2,400,000	$600,000	$1,800,000	$-	$-
Capital leases	57,433	28,074	25,315	4,044	-
Operating leases	531,091	163,464	167,467	171,470	28,690
Purchase obligations	-	-	-	-	-
Total	$2,988,524	$791,538	$1,992,782	$175,514	$28,690

BUSINESS

Introduction

Auxilio, Inc. (the Company or Auxilio) was originally incorporated under the laws of the State of Nevada on August 29, 1995, under the name Corporate Development Centers, Inc. As a result of a series of transactions, which are more fully described in the section entitled “Background” below, the Company, in April 2004, changed its name to Auxilio, Inc. The Company is currently headquartered in Orange County, California, with its principal executive offices located at 27401 Los Altos, Suite 100, Mission Viejo, 92691. The Company is engaged in the business of providing fully outsourced document image management services to the healthcare industry. For more information on the Company and its products and services see the section entitled “Principal Products or Services” below or visit our website at www.auxilioinc.com.

Where appropriate, references to “Auxilio”, the “Company,” “we” or “our” include Auxilio, Inc. and/or our wholly owned subsidiaries, Auxilio Solutions, Inc. and e-Perception Technologies, Inc.

Background

Auxilio, Inc. was incorporated in the State of Nevada on August 29, 1995. From its incorporation in August 1995 until January 2002, the Company had no significant operations. In January of 2002, the Company’s predecessor e-Perception Technologies, Inc. (e-Perception), a Human Resources software concern, completed a tender offer with Corporate Development Centers, Inc. (CDC). CDC’s common stock traded on the OTC Bulletin Board. In connection with the tender offer, the stockholders of e-Perception received one (1) share of CDC for every four (4) shares of e-Perception common stock they owned prior to the tender offer. As a result, e-Perception became a wholly owned subsidiary of CDC. CDC subsequently changed its name to e-Perception, Inc. Approximately eighteen months later e-Perception changed its name to PeopleView, Inc. (PeopleView) and traded under the symbol PPVW.

For the fiscal year ended December 31, 2003, and including the period from January 1, to March 31, 2004, PeopleView developed, marketed and supported web based assessment and reporting tools and provided consulting services that enabled companies to manage their Human Capital Management (HCM) needs in real-time.

In March 2004, PeopleView entered into an asset purchase and sale agreement with Workstream, Inc. (Workstream) whereby the Company sold to Workstream substantially all of its assets, including its software products and related intellectual property, its accounts receivable, certain computer equipment, customer lists, and the PeopleView name, among other things. Pursuant to an addendum to the original agreement, the final consideration the Company received was cash equal to $250,000, 246,900 shares of Workstream common stock, and a warrant to purchase an additional 50,000 shares at an exercise price of $3.00 per share. The business operations of PeopleView were discontinued in March 2004.

On April 1, 2004, PeopleView completed the acquisition of Alan Mayo and Associates, Inc. dba The Mayo Group (and referred to herein as TMG). TMG offered outsourced image management services to healthcare facilities throughout California, and this acquisition forms the basis for Auxilio’s current operations. Subsequent to the acquisition of TMG, PeopleView changed its name to Auxilio, Inc. and changed TMG’s subsidiary name to Auxilio Solutions, Inc. Our stock now trades on the Over-the Counter Bulletin Board under the symbol AUXO.OB.

Principal Products or Services

Auxilio is a services and technology firm that provides fully outsourced document image management (Image Management) services to the healthcare industry. Auxilio provides full-time on-site management teams to perform a customized Image Management program that includes the following services:

•	Vendor monitoring, management and contract negotiation
•	Change management and end-user training programs
•	Utilization management
•	Financial reporting
•	Workflow efficiency management
•	Information systems integration, connectivity and image migration strategies
•	Strategy execution working with the customer to execute a long-term Image Management strategy

Auxilio’s products and services also include the sales, integration and services of automated office equipment including digital and color copiers, printers, facsimile machines and multi-function equipment.

Competition

We operate in a highly competitive market. The majority of the competition in the healthcare industry market for Image Management services comes primarily from the large photocopy/multi-functional digital device manufacturers such as Xerox, Canon, Konica Minolta, Ricoh and Sharp. In addition to the manufacturers, the competitive landscape contains large equipment dealer/distributors such as Ikon, Lanier, and Global Imaging Systems as well as a number of regional and local equipment dealers and distributors that exist in the communities which the hospitals serve. Our analysis of the competitive landscape shows a very strong opportunity for fully outsourced Image Management services to the healthcare industry.

While this competition does present a significant competitive threat, Auxilio believes that it has a strong competitive position in the marketplace due to a number of important reasons:

•
Auxilio is unique in its 100% focus on healthcare. No other vendor/service provider has its entire business dedicated to solving issues inside of healthcare with the expertise and knowledge base unmatched in the market.

•
Auxilio is unique in its approach to providing fully outsourced Image Management programs. Auxilio’s program is completely outsourced and hospitals need only pay a single invoice. Auxilio operates the Image Management process as a department in the hospital with full-time staff on-site. The vendors and dealers in the vast majority of instances have multiple small and large customers in a geographic area to whom they are providing services and this causes major delays in service and supplies to the hospitals. In addition, by focusing solely on the hospital campus, Auxilio enjoys much lower turn-around times for service, greater up sell opportunities and a much deeper service relationship with the customer.

•
Auxilio is not restricted to any single equipment vendor. Auxilio is committed to bringing the best hardware and software solutions to our customers. Our approach is to use the best technology to solve the solution in the best manner possible without any prejudice as to equipment.

•
Auxilio maintains a daily connection with the hospital providing a detailed strategy and plan on equipment acquisition saving the hospitals a great deal of time, effort and money in this cumbersome and confusing process.

Customers

Most of the Company’s customers are hospitals and Integrated Health Delivery Networks (IDN). The loss of any key customer could have a material adverse effect upon the Company’s financial condition, business, prospects and results of operation. The Company's five largest customers represent approximately 91% of the Company's revenues for the year ended December 31, 2006.

Intellectual Property

The Company has not applied for or been granted any patents with respect to its technology, or processes, as related to document and image management, in addition to document and image processing. We do have rights to several trademarks in respect of process documents and related marketing documents. The most valuable of these is the Image Management Maturity Model (IM3™) which is a unique approach to document management that details processes and enables Auxilio to offer a service that is duplicable in distributed regions.

Government Regulation

We are subject to federal, state and local regulations concerning the environment and occupational safety and health standards. We have not experienced significant difficulty in complying with such regulations and compliance has not had a material effect on our business or our financial results.

Research and Development

As a result of our acquisition of TMG on April 1, 2004, and our subsequent decision to concentrate our focus on document and image management services, as well as document and image processing, it is no longer required that we make material expenditures on research and development. Prior to our acquisition of TMG, we had a research and development organization that was responsible for product architecture, development of core technology, product testing, quality assurance and ensuring the compatibility of the products with leading hardware platforms, operating systems and database systems for the Company’s human resources software, which was sold to Workstream in March 2004.

Employees

As of December 31, 2006, we had sixty full-time employees and one part-time employee. Of these employees, fifty were engaged in providing services, four were engaged in sales and marketing, and seven were engaged in general and administrative. None of our employees are represented by a labor union or a collective bargaining agreement. We have not experienced any work stoppages and consider our relations with our employees to be good.

Properties

We currently lease approximately 6,672 square feet of office space in one building located in Mission Viejo, California. The lease terminates on February 28, 2010.

The Company expects that the current leased premises will be satisfactory until the future growth of its business operations necessitates an increase in office space. There is an ample supply of office space in the Orange County, California area and we do not anticipate any problem in securing additional space if, and when, necessary.

Legal Proceedings

From time to time, we may become involved in litigation relating to claims arising from our ordinary course of business. We are aware of no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on our business or our financial results.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth the name, age and position of each of our directors and executive officers as of March 30, 2007:

Name	Age	Position with the Company
Edward B. Case	55	Director, Chairman of the Audit Committee
Joseph J. Flynn	41	Director
John D. Pace	53	Director and Chairman of the Board
Max Poll	60	Director, Member of the Audit Committee
Michael Vanderhoof	47	Director, Chairman of the Compensation Committee
Etienne L. Weidemann	41	Chief Executive Officer, President, Director
Paul T. Anthony	36	Chief Financial Officer

Edward B. Case, 55. Mr. Case has over 25 years experience leading healthcare, academic and community organizations. He is currently the Executive Vice President and CFO for The Rehabilitation Institute of Chicago (RIC) where he provides leadership and oversight for all aspects of the Institute. Prior to RIC, Mr. Case was the President and Owner of Healthcare Resource Associates, a leading provider of business process outsourcing services focused on cash flow improvements for hospitals and physicians. Mr. Case has also served as CEO and President of Presbyterian Healthcare, as well as CEO and CFO of BJC Health Systems, and CFO at St. John’s Mercy Medical Center. Mr. Case has served as a member of the Company’s Board of Directors since 2006.
.
Joseph J. Flynn, 41. Mr. Flynn has over 18 years of experience in leading large international service operations in business media, software, and technology firms.  Mr. Flynn resigned his position as Chief Executive Officer effective November 9, 2006, and resigned from employment of the Company effective December 31, 2006. As the Company’s CEO, Mr. Flynn was responsible for executive management and leadership, strategic direction and stockholder relations of Auxilio until December 31, 2006.  Currently Mr. Flynn is the Vice President of the Sport Group for the Nielsen Company.  The Nielsen Company is a global information and media company with leading market positions in marketing information (AC Nielsen), media information (Nielsen Media Research,) business publications (Billboard Magazine, the Hollywood Reporter), trade shows (Action Sports Retailer, Outdoor Retailer) and the newspaper sector ( Scarborough Research).  The privately held company has more than 42,000 employees and is active in more than 100 countries with headquarters in Haarlem, the Netherlands and New York, USA. Mr. Flynn has served as a member of the Company’s Board of Directors since 2003.

John D. Pace, 53. Mr. Pace is the Non-executive Chairman of the Board and Chief Strategy Officer. Mr. Pace has served as a member of the Company's Board of Directors since November, 2004. He spent 25 years with ServiceMaster's Healthcare Division in a variety of senior leadership roles, the last as Executive Vice President for the West. Currently Mr. Pace is retired from ServiceMaster. He currently provides consulting services to the Company. Mr. Pace is also on the board of directors of the Mission Hospital Foundation, in Mission Viejo, CA. Mr. Pace has served as a member of the Company’s Board of Directors since 2004.

Max Poll, 60. Mr. Poll most recently served as President and Chief Executive Officer of Scottsdale Healthcare, where he retired from in 2005. He has been in health care administration for over 30 years and has held the positions of President & CEO of Barnes Hospital in St. Louis, Missouri, the primary teaching affiliate of Washington University School of Medicine; Administrator & CEO of Boone Hospital Center, Columbia, Missouri; and Assistant Director of St. Luke's Hospital, Kansas City, Missouri. Mr. Poll received his Bachelors of Business Administration from Western Michigan University, and his Masters of Hospital Administration from the University of Minnesota. His activities have included board, committee membership, and officer positions on metropolitan, state and national health organizations, including the American Hospital Association, Association of American Medical Colleges, and Voluntary Hospitals of America, Inc. Mr. Poll is a Fellow in the American College of Healthcare Executives, and currently is a board member of the International Genomics Consortium and serves as its Executive Advisor. Mr. Poll has served as a member of the Company’s Board of Directors since 2005.

Michael Vanderhoof, 47. Mr. Vanderhoof has served as a member of the Company’s Board of Directors since May, 2001. Mr. Vanderhoof is Chairman of Cambria Asset Management LLC and a principal in Cambria Investment Fund LP. Cambria Asset Management is the holding corporation for Cambria Capital LLC, a NASD registered broker dealer with offices in Los Angeles, Seattle and Salt Lake City. Cambria Investment Fund LP provides bridge loans and equity financing to early stage developing companies. Mr. Vanderhoof is a board member of Bionovo, Inc. He has over nineteen years experience in the capital markets. From 1998 to present, he has advised various private and public companies on capital formation, mergers and acquisitions and financing. From 1993 to 1997, Mr. Vanderhoof was a trader on a trading desk that made markets in over 200 OTC companies. His career began in 1985 as an Account Executive for a NASD broker-dealer firm in Salt Lake City, Utah. Mr. Vanderhoof has served as a member of the Company’s Board of Directors since 2001.

Etienne L. Weidemann, 41. Mr. Weidemann is a member of the Company’s Board of Directors and the Company’s President and Chief Executive Officer. He was previously the Chief Operations Officer and joined the Company in November 2002 as Vice President of Marketing. In March 2003, Mr. Weidemann was promoted to Executive Vice President of Sales and Marketing. Prior to Auxilio, Mr. Weidemann was Vice President of Sales and Vendor Marketing for the e-Learning and Collaboration Groups at Advanstar Communications Inc. From 1996 to 1999, Mr. Weidemann was a Director and founding member of WildnetAfrica.com where he played a leading strategic role in determining the company's go-to-market strategy. From 1991 through 1996, Mr. Weidemann was Managing Director of Elecrep Corporation, an engineering and automotive manufacturing concern in South Africa. Mr. Weidemann graduated with a law degree from the University of South Africa and was admitted as an Attorney of the Supreme Court of South Africa in 1989. Mr. Weidemann has served as a member of the Company’s Board of Directors since 2006.

Paul T. Anthony, 36. Paul T. Anthony was hired as the Chief Financial Officer effective January 3, 2005. Prior to joining the Company, Mr. Anthony served as Vice President, Finance and Corporate Controller with Callipso, a provider of voice-over IP based network services. During his tenure at Callipso, Mr. Anthony was responsible for all of the financial operations including accounting, finance, investor relations, treasury, and risk management. Before joining Callipso, Mr. Anthony was the Controller for IBM-Access360, a provider of enterprise software. Mr. Anthony joined Access360 from Nexgenix, Inc. where he served as Corporate Controller. Prior to this, Mr. Anthony held numerous positions in Accounting and Finance at FileNET Corporation, a provider of enterprise content management software applications. Mr. Anthony started his career at KPMG Peat Marwick LLP in Orange County in the Information, Communications & Entertainment practice. He is a certified public accountant and holds a Bachelor of Science in Accounting from Northern Illinois University.

Director Independence

The Board of Directors has affirmatively determined that the following members of the Board of Directors meet the definition of “independent” set forth in the NASDAQ corporate governance listing standards: Edward B. Case and Max Poll.

LIMITATION ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the Nevada General Corporation Law and our Articles of Incorporation, as amended, and our Bylaws, our directors will have no personal liability to us or our stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his "duty of care." This provision does not apply to the directors' (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its stockholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its stockholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its stockholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its stockholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence.

The effect of this provision in our Articles of Incorporation and Bylaws is to eliminate our rights and the rights of our stockholders (through stockholder's derivative suits on behalf of Auxilio) to recover monetary damages against a director for breach of his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (vi) above. This provision does not limit nor eliminate the rights of Auxilio or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our Bylaws provide that if the Nevada General Corporation Law is amended to authorize the future elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the law, as amended. The Nevada General Corporation Law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter as been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

EXECUTIVE AND DIRECTOR COMPENSATION AND OTHER INFORMATION

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table discloses the compensation received in each of the last two fiscal years by (i) our Chief Executive Officers of the Company during the last fiscal year and (ii) the two other most highly compensated executive officers or individuals in addition to the Chief Executive Officer, serving at the end of the last fiscal year whose total compensation exceeded $100,000 in the last fiscal year.

Name and Principal Position	Year	Salary (1)($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compen-sation ($)	Non-qualified Deferred Compen-sation Earnings ($)	All Other Compen- sation ($)(3)	Total ($)
Etienne Weidemann (a) Chief Executive Officer and President	2006 2005	$175,000 $160,000	$ - $40,002	- -	$52,170 $21,883			- -	$227,170 $221,885
Joseph J. Flynn (b) former Chief Executive Officer	2006 2005	$183,376 $165,000	$ - $43,464	- -	$65,212 -			- -	$248,588 $208,464
Paul T. Anthony (c) Chief Financial Officer	2006 2005	$170,000 $155,000	$20,000 $10,000	- -	$48,909 -			$6,611 $6,757	$245,520 $171,757
Joseph B. Hoban (d) Senior Vice President - Sales	2006 2005	$150,000 $112,500	$41,669 $39,500	- -	- $142,027			$42,750 -	$234,419 $294,027

(1) For Mr. Flynn, 2006 includes payout of accrued vacation balance of $3,376 upon termination.

(2) A discussion of the methods used in calculation of these values may be found in Footnote 9 to the consolidated financial statements which is in Part 2, item 7 of our annual report on Form 10-KSB.  Reflects the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year computed in accordance with FAS 123(R), excluding the forfeiture assumption.

(3) For Mr. Anthony, includes reimbursement for medical insurance payments made directly by him. For Mr. Hoban, includes severance pay accrued in 2006 and paid in 2007.

a.	Mr. Weidemann joined the Company in November 2002. He became the Chief Executive Officer effective November 9, 2006.

b.
Mr. Flynn joined the Company in January 2003 as Chief Executive Officer. He resigned as Chief Executive Officer effective November 9, 2006, as Chairman of the Board effective December 4, 2006, and from the Company effective December 31, 2006. He remains as a director on the Board of Directors.

c.	Mr. Anthony joined the Company in January 2005 as Chief Financial Officer.

d.	Mr. Hoban joined the Company in April 2005 as Senior Vice President - Sales. He resigned effective December 31, 2006.

Narrative to Summary Compensation Table

On April 1, 2004, the Company entered into an employment agreement with Joseph J. Flynn to serve as its Chief Executive Officer, effective April 1, 2004. Mr. Flynn’s agreement had a term of two years and provided for a base annual salary of $165,000. Mr. Flynn could receive an annual bonus if certain earnings and revenue targets were accomplished. On March 14, 2006, the Company entered in to a new employment agreement with Mr. Flynn. This new agreement was effective January 1, 2006, had a term of two years, and provided for a base annual salary of $180,000. Mr. Flynn received 100,000 options and could receive an annual bonus if certain earnings and revenue targets were accomplished. Mr. Flynn resigned his position as Chief Executive Officer effective November 9, 2006, and resigned from employment of the Company effective December 31, 2006.

On April 1, 2004, the Company entered into an employment agreement with Etienne Weidemann, to serve as President and Chief Operating Officer, effective April 1, 2004. Mr. Weidemann’s agreement had a term of two years, and provided for a base annual salary of $155,000. Mr. Weidemann could receive an annual bonus if certain earnings and revenue targets were accomplished. On March 15, 2006, the Company entered in to a new employment agreement with Mr. Weidemann. This new agreement is effective January 1, 2006, has a term of two years, and provides for a base annual salary of $175,000. Mr. Weidemann received 80,000 options and may receive an annual bonus if certain earnings and revenue targets are accomplished. Mr. Weidemann became the Chief Executive Officer of the Company effective November 9, 2006.

On December 10, 2004, the Company entered into an employment agreement with Paul T. Anthony to serve as Chief Financial Officer and Corporate Secretary, effective January 3, 2005. Mr. Anthony’s agreement had a term of two years, and provided for a base annual salary of $155,000. Mr. Anthony received warrants and could receive an annual bonus if certain earnings and revenue targets were accomplished. Mr. Anthony’s agreement does allow for severance upon termination as a result of a change in control. On March 15, 2006, the Company entered in to a new employment agreement with Mr. Anthony. This new agreement is effective January 1, 2006, has a term of two years, and provides for a base annual salary of $170,000. Mr. Anthony received 75,000 options and may receive an annual bonus if certain earnings and revenue targets are accomplished.

OUTSTANDING EQUITY AWARDS AT 2006 FISCAL YEAR-END (1)

Option and Warrant Awards
Name	Type of Instrument	Number of Securities Underlying Unexercised Options and Warrants Exercisable (#)	Number of Securities Underlying Unexercised Options and Warrants Unexercisable (#)(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Options and Warrants	Exercise Price ($)	Expiration Date

Etienne Weidemann	Warrant	250,000	-	-	$0.30	3/31/2009
	Option	33,333	-	-	$3.00	12/20/2012
	Option	50,000	16,667	-	$0.75	5/15/2013
	Option	44,444	22,222	-	$0.90	5/28/2014
	Option	5,556	11,111	-	$2.00	4/15/2015
	Option	-	80,000	-	$1.40	2/2/2016

Joseph J. Flynn	Warrant	250,000	-	-	$0.30	3/31/2009
	Option	62,500	20,833	-	$0.75	5/15/2013
	Option	55,555	27,778	-	$0.90	5/28/2014
	Option	-	100,000	-	$1.40	2/2/2016

Paul T. Anthony	Warrant	330,000	-	-	$1.95	12/10/2009
	Option	-	75,000	-	$1.40	2/2/2016

Joseph B. Hoban	Option	119,651	-	-	$2.00	5/10/2015

(1) Options and warrants shown in this table were granted between 2002 and 2006. There have been no stock awards granted to any Named Executive Officer. As such, these columns are omitted from this Table of Outstanding Equity Awards.

(2) All options vest in cumulative annual installments of one-third or one-fourth of the shares commencing one year from the date of grant. Warrants are performance based and vest at the discretion of the Board of Directors.

DIRECTOR COMPENSATION FOR 2006

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Edward B. Case	—	—	16,303	—	—	—	16,303
Robert L. Krakoff	—	—	16,303	—	—	—	16,303
John D. Pace (2)	57,455	4,954	9,782	—	—	—	9,782
Max Poll	—	—	16,303	—	—	—	16,303
Michael Vanderhoof	—	—	8,152	—	—	—	8,152

(1) Joseph J. Flynn, our former Chief Executive Officer, and Etienne L. Weidemann our current President and Chief Executive Officer, also serve as directors and are not included in this table because they did not receive compensation for their services as director.  Their compensation received as employees is shown on the Summary Compensation Table.

(2) John D. Pace earned fees for additional services rendered under a consulting agreement. Mr. Pace also received 3,538 shares of Company stock as payment for commissions earned in 2006. See further disclosure under Certain Relationships And Related Transactions.

(3) Reflects the fair value, as determined under FAS 123(R), of stock options granted in the fiscal year, even if the award is subject to vesting and only a portion of the cost of the award will be expensed in the Company’s financial statements for the given fiscal year.

Narrative to Director Compensation Table

The Company compensates its non-employee directors for their service on the Board of Directors with an initial grant of an option to purchase 25,000 shares of Common Stock. Each outside director also receives 2,500 shares of Common Stock for each board meeting and committee meeting attended

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and the notes thereto set forth certain information regarding the beneficial ownership of our common stock as of March 30, 2007, by (i) each current director; (ii) each executive officer named in the summary compensation table included herein who were serving as executive officers at the end of fiscal 2006; (iii) all our current directors and executive officers as a group; and (iv) each person who is known by us to be a beneficial owner of five percent or more of our common stock.

	Shares Beneficially Owned
Name and Address of Beneficial Owner (1)	Number (2)	Percent
Paul Anthony (3)	362,150	2.2
Edward B. Case	17,333	*
Joseph J. Flynn (4)	604,901	3.6
Robert L. Krakoff	25,000	*
John Pace	33,538	*
Max Poll (5)	32,500	*
Michael Vanderhoof (6)	1,115,413	6.9
Etienne Weidemann (7)	474,444	2.9
All directors and executive officers, as a group (8)	2,665,279	14.5

*  Less than 1% of the outstanding shares of common stock

(1)  The address for all officers and directors is 27401 Los Altos, Suite 100, Mission Viejo, CA 92691.

(2)
Unless otherwise indicated, the named persons possess sole voting and investment power with respect to the shares listed (except to the extent such authority is shared with spouses under applicable law). The percentages are based upon 16,122,809 shares outstanding as of March 29, 2007, except for certain parties who hold options and warrants that are presently exercisable or exercisable within 60 days, are based upon the sum of shares outstanding as of March 29, 2007 plus the number of shares subject to options and warrants that are presently exercisable or exercisable within 60 days held by them, as indicated in the following notes.

(3)	Includes 330,000 shares subject to stock warrant agreements.

(4)	Includes 48,611 shares subject to stock options exercisable within 60 days, and 250,000 subject to stock warrant agreements.

(5)	Includes 8,333 shares subject to stock options exercisable within 60 days.

(6)
Includes 50,000 shares subject to stock warrant agreements. Michael Vanderhoof is a principal in Cambria Investment Fund, L.P. Cambria Investment Fund, L.P. currently owns 80,000 shares of common stock and holds warrants to purchase 672,500 shares of the Company's common stock. Mr. Vanderhoof expressly disclaims beneficial ownership of these stocks and warrants, except to the extent he has a pecuniary interest therein resulting from his position as a principal of Cambria Investment Fund, L.P. Mr. Vanderhoof is also a principal in Avintaquin Capital, LLC which currently owns 316,667 shares of common stock and holds warrants to purchase 45,338 shares of the Company's common stock. Mr. Vanderhoof expressly disclaims beneficial ownership of these stocks and warrants, except to the extent he has a pecuniary interest therein resulting from his position as a principal of Avintaquin Capital, LLC.

(7)	Includes 38,889 shares subject to stock options exercisable within 60 days, and 250,000 shares subject to stock warrant agreements.

(8)	Includes 95,833 shares subject to stock options exercisable within 60 days, and 880,000 shares subject to stock warrant agreements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On October 26, 2006, the Company entered into a Loan and Security Agreement (the Loan) with Cambria Investment Fund, L.P. (Cambria). Michael D. Vanderhoof, a director of Auxilio, is a principal in Cambria. Under the agreement, the Company can borrow up to $1,500,000. In consideration for entering into the Loan, Cambria received warrants to purchase up to 750,000 shares of Auxilio common stock at $.46, the market price upon execution, with 300,000 shares vesting upon the execution of the warrant agreement and 30,000 shares vesting for every multiple of $100,000 borrowed under the Loan with the Company. The warrants issued to Cambria in connection with this transaction are exempt from registration under Section 5 of the Securities Act of 1933, as amended (Securities Act), pursuant to Section 4(2) of the Securities Act and Rule 506 promulgated under Regulation D. Through December 2006, the Company borrowed $745,000 on the Loan. This borrowing earned Cambria the right to receive warrants to purchase 210,000 shares. The fair value of the warrant for the 300,000 shared issued upon execution was $92,558. Such amount was recorded as a loan acquisition cost and will be amortized to interest expense over the life of the note using the straight-line interest method. The fair value of the warrant for the 210,000 shares issued in connection with the borrowing was $71,086. In accordance with APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants,” the Company has allocated a value of $71,086 to the warrants based on their relative fair value. Such amount was recorded as a discount against the carrying value of the note and will be amortized to interest expense over the life of the note using the straight-line interest method. The fair value of the warrants was determined using the Black-Scholes option-pricing model.

On November 23, 2005, the Company entered into a Loan and Security Agreement (the Loan) with Cambria Investment Fund, L.P. Michael D. Vanderhoof, a director of the Company, is a principal in Cambria Investment Fund L.P. Under the agreement, the Company could borrow up to $500,000, The Loan was secured by all of the Company's inventory, accounts receivable, equipment, cash, deposit accounts, securities, intellectual property, chattel paper, general intangibles and instruments, now existing or hereafter arising, and all proceeds thereof. In consideration for entering into the Loan, Cambria Investment Fund L.P. also received warrants to purchase up to 250,000 shares of the Company’s common stock at the market price upon execution, with 75,000 shares vesting upon the execution of the warrant agreement and 17,500 shares vesting for every multiple of $50,000 borrowed under the Revolving Loan Agreement with the Company. The fair value of the warrant to receive 75,000 issued upon execution was $69,557. Such amount was recorded as interest expense. The fair value of the warrants was determined using the Black-Scholes option-pricing model. In March 2006, the Company borrowed $250,000 on the Loan. This borrowing earned Cambria the right to receive warrants to purchase 87,500 shares. The fair value of the warrant for the 87,500 shares issued in connection with the borrowing was $128,970. In accordance with APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants,” the Company allocated a value of $85,079 to the warrants based on their relative fair value. Such amount was recorded as a discount against the carrying value of the note and was to be amortized to interest expense over the life of the note using the straight-line interest method. In April 2006, the Company paid in full the outstanding principal balance under the Initial Loan and charged the remaining unamortized balance of the discount to interest expense. The fair value of the warrants was determined using the Black-Scholes option-pricing model.

In June 2004, the Company entered in to a consulting agreement with John D. Pace, a director, to provide support in the Company’s sales efforts with major healthcare facilities as well as consulting services related to the Company’s operations. The agreement terminated June 1, 2006. Mr. Pace received $1,000 per day for his services not to exceed three days per month and $1,500 per day for each additional day worked during a given month. In addition, Mr. Pace received commission at a rate of 5% of the gross profit for any business closed through introductions made by Mr. Pace. The commissions were paid in the form of Auxilio’s common stock (priced at prevailing market values).

In September 2006, the Company entered in to a revised consulting agreement with Mr. Pace to provide support in the Company’s sales efforts with major healthcare facilities as well as consulting services related to the Company’s operations. The agreement terminates December 31, 2007. Mr. Pace receives $5,000 per month through December 2006, and $6,000 per month through December 2007 for his services not to exceed twenty hours per month. In addition, Mr. Pace receives cash commission at a rate of 1% of the gross proceeds of a sale for any business closed through introductions made by Mr. Pace and 0.5% of the gross proceeds of a sale for any business closed through introductions made by Auxilio. Total cash compensation to Mr. Pace for the years ended December 31, 2006 and 2005 was $57,455 and $61,704, respectively. Mr. Pace also received 3,538 shares of Company stock as payment for commissions earned in 2006.

The Company believes that the foregoing transactions were in its best interests. As a matter of policy, these transactions were and all future transactions between the Company and its officers, directors, principal Stockholders or their affiliates will be approved by a majority of the disinterested members of the Board of Directors, on terms no less favorable than could be obtained from unaffiliated third parties and in connection with bona fide business purposes of the Company.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 33,333,333 shares of common stock, par value $.001 per share. As of March 30, 2007, 16,122,808 shares of common stock were issued and outstanding. In addition, at such date, 5,357,244 shares of common stock were reserved for issuance upon the exercise of outstanding options and warrants and the conversion of outstanding convertible indebtedness.

Common Stock

Voting, Dividend and Other Rights. Each outstanding share of common stock will entitle the holder to one vote on all matters presented to the stockholders for a vote. Holders of shares of common stock will have no preemptive, subscription or conversion rights. All shares of common stock to be outstanding following this offering will be duly authorized, fully paid and non-assessable. Our Board of Directors will determine if and when distributions may be paid out of legally available funds to the holders. We have not declared any cash dividends during the past fiscal year with respect to the common stock. Our declaration of any cash dividends in the future will depend on our Board of Directors' determination as to whether, in light of our earnings, financial position, cash requirements and other relevant factors existing at the time, it appears advisable to do so. In addition, our loan agreement with Laurus does not allow us to directly or indirectly declare or pay any dividends so long as our secured convertible term note to Laurus remains outstanding.

Rights Upon Liquidation. Upon liquidation each outstanding share of common stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all our known debts and liabilities.

Majority Voting. The holders of a majority of the outstanding shares of common stock constitute a quorum at any meeting of the stockholders. A plurality of the votes cast at a meeting of stockholders elects our directors. The common stock does not have cumulative voting rights. Therefore, the holders of a majority of the outstanding shares of common stock can elect all of our directors. A majority of the votes cast at a meeting of stockholders must authorize stockholder actions other than the election of directors.

Transfer Agent

The registrar and transfer agent for our common stock is Colonial Stock Transfer Company, Inc., 66 Exchange Place, Suite 100, Salt Lake City, Utah 84111.

SELLING STOCKHOLDERS

The following table provides the name of each selling stockholder and the number of shares of our common stock offered by each selling stockholder under this prospectus. Of the 4,063,992 shares of common stock listed below:

• 2,106,916 shares of our common stock issuable upon (i) the conversion of the principal amount owing under $3,000,000 Secured Convertible Term Note issued to Laurus Master Fund, LTD and (ii) the conversion of the interest accrued and owing under the note;

• 478,527 shares of our common stock issuable upon exercise of the warrant issued to Laurus Master Fund, LTD in connection with the issuance of $3,000,000 Secured Convertible Term Note; and

• 1,478,549 shares of our common stock issuable upon the exercise of currently outstanding warrants to purchase shares of our common stock.

The following table provides the name of each selling stockholder and the number of shares of our common stock offered by each selling stockholder under this prospectus. Because the selling stockholders may sell all or part of their shares of our common stock under this prospectus and since this offering is not being underwritten on a firm commitment basis, we cannot estimate the number and percentage of shares of our common stock that the selling stockholders will hold at the end of the offering covered by this prospectus.

Selling Stockholders	Common Shares Owned Prior To Offering(1)	Common Shares Registered	Common Shares Owned After Offering(1)	Percentage of Shares Following Offering
Laurus Master Fund, LTD(2)	2,585,443(3)	2,585,443	--
Alpine Securities, LLC	52,492(4)	52,492	---	---
Paul Anthony(5)	330,000(4)	330,000	---	---
Avintaquin Capital, LLC	362,006(6)	45,339	---	---
Dave Belcher	8,333(4)	8,333	---	---
Blue Bay Capital	3,600(4)	3,600	---	---
Cambria Investment Fund L.P. (7)	162,500(4)	162,500	---	---
Jonathan Destler	63,752(8)	22,085	---	---
Joseph Flynn(9)	518,056(10)	250,000	---	---
Dale Garnett	47,243(4)	47,243	---	---
Ray Gerrity (11)	500(4)	500	---	---
Ibrahim Kurtulus (12)	27,900(13)	4,650	---	---
Meyers & Associates L.P.	18,600(4)	18,600	---	---
Rodman Renshaw, LLC	156,289(14)	110,429	---	---
SBI E2-Capital (USA)	102,445(4)	102,445	---	---
Shai Stern	5,000(4)	5,000	---	---
Michael Vanderhoof(15)	1,686,819 (16)	50,000	---	---
Etienne Weidemann(17)	375,000(18)	250,000	---	---
World in Motion	15,333(4)	15,333	---	---

___________________

(1) Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

(2) In April 2006, the Company entered into a $3,000,000 Fixed Price Convertible Note (the "Note") agreement with Laurus Master Fund (LMF). The term of the Note is for three years at an interest rate of Wall Street Journal prime plus 2.0%. The conversion, repayment, collateral and other terms are detailed in note 6 to the December 31, 2006 consolidated financial statements.

(3) Includes 2,585,443 shares, of which 2,106,916 shares of common stock are issuable upon ( a ) the conversion of the principal amount owning under ( i ) $3,000,000 Secured Convertible Term Note issued to Laurus Master Fund, Ltd., on April 7, 2006 and (ii) the conversion of interest accrued and owing under the note; and (b) 478,527 shares of common stock issuable upon exercise of the warrant issued to Laurus Master Fund, Ltd. However, Laurus Master Fund may not exercise the warrants or convert into shares if such exercise would cause the selling stockholder to beneficially own more than 4.99% of the Company’s common stock. This limitation may be waived by Laurus Master Fund upon provision no less than sixty-one (61) days prior notice to the Company and shall automatically become null and void following notice to the Company upon occurrence and during the continuance of an event of default (as defined in the Secured Convertible Term Note Agreement among Laurus Master Fund and the Company).

(4) Includes shares of our common stock issuable upon exercise of warrants.

(5) Mr. Anthony was hired as Auxilio’s Chief Financial Officer effective January 3, 2005.

(6) Includes 45,339 shares issuable upon exercise of warrants.

(7) In March 2006, Auxilio borrowed $250,000 from Cambria Investment Fund L.P., pursuant to the terms of a Revolving Loan Agreement. Michael D. Vanderhoof, a director of Auxilio is a principal in Cambria Investment Fund. In April 2006, we paid in full all outstanding principal balance under the Revolving Loan Agreement.

(8) Includes 22,085 shares issuable upon exercise of warrants.

(9) Mr. Flynn was hired as Auxilio’s Chief Executive Officer effective January 1, 2003, and has served as a director since that date.

(10) Includes 118,055 shares subject to stock options exercisable within 60 days, and 250,000 subject to stock warrant agreements.

(11) Mr. Gerrity served as a director of the Company from May 2001 until May 2006.

(12) Mr. Kurtulus was previously engaged by the Company as a consultant in August 2005.

(13) Includes 4,650 shares issuable upon exercise of warrants.

(14) Includes 110,429 shares issuable upon exercise of warrants.

(15) Vanderhoof has served as a member of the Company’s Board of Directors since May, 2001.

(16) Includes 5,750 shares subject to stock options exercisable within 60 days, and 50,000 subject to stock warrant agreements. Includes 425,156 beneficial shares owned by Avintaquin Capital, LLC 880 Apollo Street, Suite 334, El Segundo, CA 90245. Avintaquin Capital, LLC shares include 28,733 shares subject to stock warrant agreements. Includes 155,000 beneficial shares owned by

Cambria Investment Fund, L.P. 2321 Rosecrans Avenue, Suite 4270, El Segundo, CA 90245. Cambria Investment Fund L.P. shares include 75,000 shares subject to stock warrant agreements.

(17) Mr. Weidemann is the President and Chief Operating Officer of Axulio. In May 2006 Mr. Weidemann was appointed to the Company’s Board of Directors.

(18) Includes 125,000 shares subject to stock options exercisable within 60 days, and 250,000 shares subject to stock warrant agreements.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors−in−interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board, or any other market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

• directly by any selling stockholder to one or more purchasers;
• ordinary brokerage transactions and transactions in which the broker−dealer solicits purchasers;
• block trades in which the broker−dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
• purchases by a broker−dealer as principal and resale by the broker−dealer for its account;
• an exchange distribution in accordance with the rules of the applicable exchange;
• privately negotiated transactions;
• settlement of short sales entered into after the date of this prospectus;
• broker−dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
• a combination of any such methods of sale; and
• any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker−dealers engaged by the selling stockholders may arrange for other broker−dealers to participate in sales. Broker−dealers may receive commissions or discounts from the selling stockholders (or, if any broker−dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledge or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker−dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker−dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

CHANGE IN CERTIFYING ACCOUNTANTS

On December 19, 2005 the Company's Audit Committee approved the dismissal of Stonefield Josephson, Inc. as the Company's independent registered public accounting firm and appointed Haskell & White LLP as the Company's independent registered public accounting firm for the year ended December 31, 2005. There were no disagreements with Stonefield Josephson, Inc. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope procedures which disagreements, if not resolved to Stonefield Josephson, Inc.'s satisfaction, would have caused them to refer to the subject matter of the disagreements in connection with their report; and there were no "reportable events" as defined in Item 304 (a)(1)(iv) of the Securities and Exchange Commission's Regulation S-B.

The Company requested Stonefield Josephson, Inc. to furnish it with a letter addressed to the Commission stating whether it agreed with the above statements. A copy of that letter, dated December 22, 2005, was filed as Exhibit 16.1 to the Form 8-K, as amended, announcing Stonefield Josephson, Inc.'s dismissal and the appointment of Haskell & White LLP, which was filed with the SEC on December 23, 2005, and amended on January 18, 2006.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby has been passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

Haskell & White LLP, an independent registered public accounting firm, has audited our consolidated financial statements and schedules as of and for the years ended December 31, 2006 and 2005, as set forth in their report, which is included in this prospectus and elsewhere in the registration statement. Such consolidated financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly, and current reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov where certain information regarding issuers (including Auxilio, Inc.) may be found.

This prospectus is part of a registration statement that we filed with the SEC (Registration No. 333-135640). The registration statement contains more information than this prospectus regarding Auxilio, Inc. and its common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from its Internet site.

AUXILIO, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

CONTENTS

Page
Report of Independent Registered Public Accounting Firm	F-1
Financial Statements:
Consolidated Balance Sheet	F-2
Consolidated Statements of Operations	F-3
Consolidated Statements of Comprehensive (Loss)	F-4
Consolidated Statements of Stockholders’ Equity (Deficit)	F-5
Consolidated Statements of Cash Flows	F-6,F-7
Notes to Consolidated Financial Statements	F-8 to F-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Auxilio, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Auxilio, Inc. and Subsidiaries as of December 31, 2006, and the related consolidated statements of operations, comprehensive (loss), stockholders’ equity (deficit), and cash flows for the years ended December 31, 2006 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Auxilio, Inc. and Subsidiaries as of December 31, 2006, and the consolidated results of its operations and its cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.”

/s/ HASKELL & WHITE LLP

Irvine, California
March 30, 2007

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2006

ASSETS
Current assets:
Cash and cash equivalents	$319,437
Accounts receivable, net	1,724,258
Prepaid and other current assets	30,673
Supplies	690,478
Total current assets	2,764,846

Property and equipment, net	303,769
Deposits	28,790
Loan acquisition costs	472,440
Intangible assets, net	429,138
Goodwill	1,517,017
Total assets	$5,516,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$1,320,103
Accrued compensation and benefits	366,795
Deferred revenue	289,314
Revolving loan payable, net of discount of $65,264	679,736
Current portion of long-term debt	600,000
Current portion of capital lease obligations	47,315
Total current liabilities	3,303,263

Note payable, less current portion, net of discount of $197,200	1,902,800

Commitments and contingencies

Stockholders' equity:
Common stock, par value at $0.001, 33,333,333 shares
authorized, 16,122,809 shares issued and outstanding	16,124
Additional paid-in capital	16,430,094
Accumulated deficit	(16,136,281)
Total stockholders' equity	309,937
Total liabilities and stockholders’ equity	$5,516,000

The accompanying notes are an integral part of these consolidated financial statements.

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2006	2005
Net revenues	$10,248,270	$4,290,962
Cost of revenues	9,270,539	3,225,155
Gross profit	977,731	1,065,807
Operating expenses:
Sales and marketing	1,972,743	1,783,196
General and administrative expenses	2,152,400	2,327,497
Intangible asset amortization	255,206	482,564
Total operating expenses	4,380,349	4,593,257
(Loss) from operations	(3,402,618)	(3,527,450)
Other income (expense):
Interest expense	(537,018)	(148,365)
Interest income	28,826	35,373
Gain on sale of marketable securities	10,447	293,083
Loss on disposal of property and equipment	-	(8,225)
Total other income (expense)	(497,744)	171,866

(Loss) before provision for income taxes	(3,900,362)	(3,355,584)
Income tax expense	2,400	3,200
Net (loss)	$(3,902,762)	$(3,358,784)

Net (loss) per share:
Basic	$(0.24)	$(0.21)
Diluted	$(0.24)	$(0.21)

Number of weighted average shares outstanding -
Basic	16,076,310	15,623,690
Diluted	16,076,310	15,623,690

The accompanying notes are an integral part of these consolidated financial statements.

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)

	Year Ended December 31,
	2006	2005
Net (loss)	$(3,902,762)	$(3,358,784)

Holding gain on marketable securities	-	70,873

Reclassification adjustment, net of tax	-	(293,083)

Comprehensive (loss)	$(3,902,762)	$(3,580,994)

The accompanying notes are an integral part of these consolidated financial statements.

.

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 2006 AND 2005
			Additional		Accumulated	Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Stockholders'
	Shares	Amount	Capital	Deficit	Income	Equity(Deficit)
Balance at January 1, 2005	14,438,662	$14,440	$11,836,242	$(8,874,735)	$222,210	$3,198,157
Common stock issued in private placement, net of offering costs of $272,173	1,619,750	1,620	2,965,707	-	-	2,967,327
Common stock issued upon exercise of warrants	3,000	3	2,247	-	-	2,250
Return of shares issued for acquisition but unearned	(100,002)	(100)	(29,900)	-	-	(30,000)
Relative fair value of warrants issued related to revolving loans payable	-	-	127,587	-	-	127,587
Stock compensation expense for options and warrants granted to employees and consultants	-	-	288,533	-	-	288,533
Holding gain on marketable securities	-	-	-	-	70,873	70,873
Reclassification of realized amount included in net loss	-	-	-	-	(293,083)	(293,083)
Net loss	-	-	-	(3,358,784)	-	(3,358,784)
Balance at December 31, 2005	15,961,410	15,963	15,190,416	(12,233,519)	-	2,972,860
Common stock issued for services	3,538	3	4,950	-	-	4,953
Fair value of warrants issued related to revolving loan payable	-	-	92,558	-	-	92,558
Relative fair value of warrants issued related to revolving loan payable	-	-	156,166	-	-	156,166
Stock issued for services rendered in connection with procurement of note payable	45,861	46	69,954	-	-	70,000
Relative fair value of warrants issued related to convertible loan payable	-	-	340,188	-	-	340,188
Common stock issued for cashless exercise of warrants	112,000	112	(112)	-	-	-
Stock compensation expense for options and warrants granted to employees and consultants	-	-	575,974	-	-	575,974
Net loss	-	-	-	(3,902,762)	-	(3,902,762)
Balance at December 31, 2006	16,122,809	$16,124	$16,430,094	$(16,136,281)	$-	$309,937

The accompanying notes are an integral part of these consolidated financial statements.

.

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2006	2005
Cash flows (used for) provided by operating activities:
Net (loss)	$(3,902,762)	$(3,358,784)
Adjustments to reconcile net (loss) to net cash (used for)
operating activities:
Depreciation	122,806	84,423
Amortization of intangible assets	255,206	482,564
Bad debt expense (recoveries)	26,500	(4,449)
Gain on sale of marketable securities	(10,448)	(293,083)
Loss on disposal of property and equipment	-	8,225
Interest expense related to amortization of warrants issued with loans	154,381	127,587
Interest expense related to amortization of loan acquisition costs	144,821	-
Stock compensation expense for options and warrants granted to employees and consultants	575,974	-
Stock issued for services	4,953	-
Options issued for professional services	-	288,533
Changes in operating assets and liabilities:
Accounts receivable	(1,261,934)	(243,177)
Prepaid and other current assets	60,692	(30,857)
Supplies	(246,900)	(33,791)
Deposits	12,565	15,040
Accounts payable and accrued expenses	792,873	(687,223)
Accrued compensation and benefits	43,858	(332,581)
Lease buy-out provision	-	(32,196)
Deferred revenue	(9,548)	339
Net cash (used for) operating activities	(3,236,963)	(4,009,430)
Cash flows (used for) provided by investing activities:
Purchases of property and equipment	(189,322)	(60,042)
Net proceeds from sale of marketable securities	26,698	979,311
Net cash (used for) provided by investing activities	(162,624)	919,269
Cash flows provided by financing activities:
Proceeds from line of credit	995,000	500,000
Repayments on line of credit	(250,000)	(500,000)
Proceeds from convertible note payable	3,000,000	-
Repayments on convertible note payable	(300,000)	-
Acquisition fees paid for convertible note payable	(375,195)	-
Payments on capital leases	(15,722)	(5,947)
Payments on notes payable and long-term debt	-	(159,618)
Net proceeds from issuance of common stock	-	2,967,327
Proceeds from exercise of warrants	-	2,250
Net cash provided by financing activities	3,054,083	2,804,012
Net (decrease) in cash and cash equivalents	(345,504)	(286,149)
Cash and cash equivalents, beginning of year	664,941	951,090
Cash and cash equivalents, end of year	$319,437	$664,941

The accompanying notes are an integral part of these consolidated financial statements.

.

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year Ended December 31,
	2006	2005
Supplemental disclosure of cash flow information:

Interest paid	$234,075	$20,778

Income tax paid	$2,400	$70,373

Non-cash investing and financing activities:

Warrants issued for expenses of private placement	$-	$(159,445)

Relative fair value of warrants issued related to issuance of note payable	$588,912	$127,587

Return of stock issued in conjunction with acquisition but unearned	$-	$(30,000)

Stocks issued for acquisition fees for convertible note payable	$70,000	$-

Relative fair value of options issued related to professional services rendered	$-	$18,200

Property and equipment acquired by capital lease	$26,391	$33,674

The accompanying notes are an integral part of these consolidated financial statements.

.

AUXILIO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(1) Summary of Significant Accounting Policies

Business Activity

The origins of the Company date back to January of 2002, when the Company’s predecessor e-Perception Technologies, Inc. (e-Perception), a Human Resources software concern, completed a tender offer with Corporate Development Centers, Inc. (CDC). CDC’s common stock traded on the OTC Bulletin Board. In connection with the tender offer, the stockholders of e-Perception received one (1) share of CDC for each four (4) shares of e-Perception common stock they owned prior to the tender offer. As a result, e-Perception became a wholly owned subsidiary of CDC. CDC subsequently changed its name to e-Perception, Inc. Approximately eighteen months later e-Perception changed its name to PeopleView, Inc. (PeopleView) and traded under the symbol PPVW. Subsequent to that name change, PeopleView, Inc. changed its name to Auxilio, Inc. (Auxilio). The stock now trades under the symbol AUXO.OB.

In March 2004, PeopleView entered into an asset purchase and sale agreement with Workstream, Inc. (NASDQ:WSTM) (Workstream) whereby the Company sold to Workstream essentially all of its assets, including its software products and related intellectual property, its accounts receivable, certain computer equipment, customer lists, and the PeopleView name, among other things. Pursuant to an addendum to the original agreement, the final consideration the Company received was cash equal to $250,000, 246,900 shares of Workstream common stock, and a warrant to purchase an additional 50,000 shares at an exercise price of $3.00 per share. The business operations of PeopleView were discontinued as of March 2004.

On April, 1, 2004, PPVW Acquisition Company (PPVW), a wholly owned subsidiary of PeopleView, completed the acquisition of Alan Mayo and Associates, Inc. dba The Mayo Group (and referred to herein as TMG). TMG offered outsourced Image Management services to healthcare facilities throughout California, and this acquisition forms the basis for Auxilio’s current operations. Subsequent to the acquisition of TMG, PeopleView changed its name to Auxilio, Inc. and changed PPVW’s name to Auxilio Solutions, Inc.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has reported a net loss of $3,902,762 for the year ended December 31, 2006 and has an accumulated deficit of $16,136,281 as of December 31, 2006. The Company reported a net loss of $3,358,784 for the year ended December 31, 2005. The Company has negative working capital of $538,417 as of December 31, 2006.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Liquidity

The Company has incurred significant operating losses and cash outflows from operations of approximately $3,403,000 and $3,237,000 for the fiscal year ended December 31, 2006, respectively. Though efforts are underway to reach profitability, the Company may incur additional losses and negative cash flow from operations in fiscal 2007.

In October 2006, the Company entered into a Loan and Security Agreement with Cambria Investment Fund, L.P. Under the agreement, the Company can borrow up to $1,500,000, of which $755,000 is still available to borrow as of December 31, 2006. The Company reduced its sales and operations staff in late 2006 in an effort to lower operating costs. The Company also added four new customers in 2006 including its largest customer contract to date in March 2006. The Company closed a large equipment sale with an existing client in the first quarter of 2007 and anticipates other equipment sales in 2007. There is also the expectation of signing additional recurring revenue customer contracts throughout 2007. It is anticipated by Management that these measures will allow the Company to reach positive cash flow by the end of 2007.

        Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized pursuant to applicable accounting standards including Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 101 (SAB 101), “Revenue Recognition in Financial Statements”, and SAB 104, “Revenue Recognition”. SAB 101 as amended and SAB 104 summarize certain points of the SEC staff’s views in applying generally accepted accounting principles to revenue recognition in financial statements and provides guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry. The Company’s revenue recognition policy complies with the requirements of SAB 101 and SAB 104. Revenues from equipment sales transactions are earned upon equipment being accepted by the customer. For equipment that is to be placed at the customers location at a future date, revenue is deferred until that equipment is placed. Monthly service and supply revenue is earned monthly during the term of the contract, as services and supplies are provided monthly. Overages, as defined in the contract, are billed to customers monthly and are earned when the number of images in any period exceeds the number allowed for in the contract.

When the Company enters into arrangements that include multiple deliverables, they typically consist of the sale of equipment, reserve for replacement of future equipment and a support services contract. Pursuant to Emerging Issues Task Force EITF 00-21: “Revenue Arrangements with Multiple Deliverables” (“ETIF 00-21”), the Company accounts for each element within an arrangement with multiple deliverables as separate units of accounting. Revenue is allocated to each unit of accounting using the residual method, which allocates revenue to each unit of accounting based on the fair value of the undelivered items, provided that the Company can establish vendor - specific objective evidence of fair value.

Deferred Revenue

Deferred revenue is an estimate of revenue expected to be earned in the future under the equipment contracts for additional equipment (printers and faxes) to be placed at the customer’s location that has been included in the original contract amount. This additional equipment is identified by the Company at the start of a contract. Deferred revenue also includes proceeds received in excess of the residual value assigned to equipment from multiple deliverable sales, which is amortized over the expected term of the related service contract in accordance with ETIF 00-21.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

Accounts Receivable

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company’s estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of $28,509 at December 31, 2006.

Supplies

Supplies consist of parts and supplies for the automated office equipment, including copiers, facsimile machines and printers. Supplies are valued at the lower of cost or market value on a first-in, first-out basis.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation of the property and equipment is provided using the straight-line method over the assets’ estimated economic lives, which range from 2 to 7 years. Expenditures for maintenance and repairs are charged to expense as incurred.

Intangible Assets

Under Statement of Financial Accounting Standard (SFAS) No. 142 (SFAS 142), “Goodwill and Other Intangible Assets”, goodwill and intangible assets with indefinite lives are no longer amortized, but the remaining useful lives are reviewed at least annually for impairment. In order to measure any impairment, the Company evaluates whether there were any events or circumstances that have occurred that may affect the carrying amount of the intangible. This testing includes the determination of the fair value of the reporting unit. If the value of the asset exceeds the fair value of the reporting unit, then the Company would estimate the undiscounted cash flows from continuing to use the asset and compare that amount to the assets carrying amount. If the carrying amount of the asset is greater than the expected future cash flows then an impairment loss would be recognized. The result of this testing indicated that a goodwill impairment charge was not necessary. Separately identified intangibles that are deemed to have definite lives will continue to be amortized over their estimated useful life, with no maximum life.

Long-Lived Assets

In accordance with SFAS Nos. 142 and 144, long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 142 relates to assets with an indefinite life whereas SFAS 144 relates to assets that can be amortized and the life determinable. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value of asset less the cost to sell.

Advertising

The Company expenses advertising costs when incurred. Advertising expense totaled $230 and $4,174, respectively, for the years ended December 31, 2006 and 2005.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting requirements and those imposed under federal and state tax laws. Deferred taxes are provided for timing differences in the recognition of revenue and expenses for income tax and financial reporting purposes and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Fair Value of Financial Instruments

The carrying amount of the Company’s cash and cash equivalents, accounts receivable, notes payable, deferred revenue, accounts payable, and accrued expenses approximates their estimated fair values due to the short-term maturities of those financial instruments.

Stock-Based Compensation

Beginning January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payments” (“SFAS No. 123(R)”) on a modified prospective transition method to account for its employee stock options. Under the modified prospective transition method, fair value of new and previously granted but unvested equity awards are recognized as compensation expense in the income statement, and prior period results are not restated. The adoption of SFAS No. 123(R) resulted in an increase in stock-based compensation of $575,974 during the year ended December 31, 2006.

Prior to January 1, 2006, the Company accounted for stock-based compensation based on the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), as amended by the Financial Accounting Standards Board (the “FASB”) Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”). APB No. 25 and FIN 44 state that no compensation expense is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the Company’s common stock on the grant date. The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), which requires employee compensation expense to be disclosed based on the fair value of the options granted at the date of the grant.

For the year ended December 31, 2006, stock-based compensation expense recognized in the statement of operations is as follows:

Cost of revenues	$ 108,099
Sales and marketing	229,057
General and administrative expenses	238,818
Total stock based compensation expense	$ 575,974

For non-employee stock based compensation, the Company recognizes an expense in accordance with SFAS 123(R) and values the equity securities based on the fair value of the security on the date of grant. For stock-based awards, the value is based on the market value for the stock on the date of grant and if the stock has restrictions as to transferability, a discount is provided for lack of tradability. Stock option awards are valued using the Black-Scholes option-pricing model.

Since the Company elected to follow APB 25 for its employee stock options in 2005, no compensation expense is recognized in the accompanying financial statements, as the exercise price of the Company’s employee stock options equals the market price of the Company’s common stock on the date of grant. If under SFAS 123 the Company determined compensation costs based on the fair value at the grant date for its stock options, net income (loss) and income (loss) per share would have been as follows:

2005
Net (loss):
As reported	$(3,358,784)
Deduct: Total stock based employee compensation expense determined under SFAS 123 fair value based method	669,913
Pro forma	$(4,028,697)

Basic (loss) per share:
As reported	$(0.21)
Pro forma	$(0.26)

Diluted (loss) per share:
As reported	$(0.21)
Pro forma	$(0.26)

The weighted average estimated fair value of stock options granted during 2006 and 2005 was $1.34 and $1.96 per share, respectively. These amounts were determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, the expected dividend payments, and the risk-free interest rate over the expected life of the option. The assumptions used in the Black-Scholes model were as follows for stock options granted in 2006 and 2005:

	2006	2005

Risk-free interest rate	4.51% to 5.24%	2.75% to 4.00%
Expected volatility of common stock	65.16% to 92.47%	58.13% to 80.47%
Dividend yield	0%	0%
Expected life of options	3 years	5 years

The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The Company’s options do not have the characteristics of traded options; therefore, the option valuation models do not necessarily provide a reliable measure of the fair value of its options.

Basic and Diluted Loss Per Share

In accordance with SFAS No. 128, “Earnings Per Share,” the basic earnings per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per common share is computed similarly to basic earnings per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were anti-dilutive. At December 31, 2006 and 2005, the Company had 4,649,724 and 3,407,032, respectively, of common stock equivalents, none of which have been included in the computation of diluted earnings per share as their effect would be anti-dilutive.

Segment Reporting

Based on the Company’s integration and management strategies, the Company operated in a single business segment. For the years ended December 31, 2006 and 2005, all revenues have been derived from domestic operations.

New Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 replaces SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 also establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 shall be effective for all financial instruments acquired or issued after the beginning of an entity's first year that begins after September 2006 (January 1, 2007 for the Company). The Company does not expect SFAS No. 155 to have a material impact on its results of operations and financial position in future periods.

In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140.” This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: a transfer of the servicer’s financial assets that meets the requirements for sale accounting; a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with FASB Statement No. 115; or an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. The statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and permits an entity to choose either the amortization or fair value method for subsequent measurement of each class of servicing assets and liabilities. This statement is effective for fiscal years beginning after September 15, 2006 with early adoption permitted as of the beginning of an entity’s fiscal year. Management believes the adoption of this statement will have no impact on the Company’s financial condition or results of operations.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (hereinafter “FIN 48”), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on its financial reporting, and the Company is currently evaluating the impact, if any, the adoption of FIN 48 will have on its disclosure requirements.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (hereinafter “SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. Where applicable, SFAS No. 157 simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is encouraged. The Company does not expect the adoption of SFAS No. 157 to have a significant effect on its financial position or results of operation

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

 (2) Accounts Receivable

A summary as of December 31, 2006 is as follows:

Trade	$1,723,262
Earned and uninvoiced revenue	29,505
Allowance for doubtful accounts	(28,509)
$1,724,258

(3) Property and Equipment

A summary as of December 31, 2006 is as follows:

Furniture and fixtures	$53,972
Computers and office equipment	367,739
Fleet equipment	165,813
Leasehold improvements	25,202
612,726
Less accumulated depreciation and amortization	(308,957)
$303,769

Depreciation and amortization expense for property, equipment, and improvements amounted to $122,806 and $84,423 for the years ended December 31, 2006 and 2005, respectively.

(4) Intangible Assets and Goodwill

During 2004, as a result of the acquisition of TMG, intangible assets of $3,047,017 were acquired. This amount was reduced by $30,000 in 2005 for the return of stock issued in conjunction with acquisition that were subsequently determined to be unearned. A third party valuation was obtained to assist management in determining how much, if any, of the excess of purchase price over assets acquired and liabilities assumed should be allocated to identifiable intangible assets versus goodwill. As of December 31, 2006, goodwill totaled $1,517,017.

As of December 31, 2006, the following intangible assets with definite lives were identified and are being amortized:

Customer relationships	$850,000
Backlog	350,000
1,200,000
Less accumulated amortization	(770,862)
$429,138

In 2005, management evaluated the intangible assets and their respective useful lives. It was determined by management that the non-compete agreements no longer held value due, and as a result, the unamortized balance related to the non-compete agreements was accelerated and charged to expense in 2005. The expected useful lives of all other amortizable intangible assets did not change.

Amortization expense for intangible assets amounted to $255,206 and $482,564 for the years ended December 31, 2006 and 2005, respectively. The estimated aggregate amortization expense for each of the five succeeding years is as follows:

December 31
2007	$238,165
2008	$190,973

Accumulated amortization for the year ended December 31, 2006 is as follows:

Customer relationships	$510,000
Backlog	260,862
Total	$770,862
(5) Revolving Loan Payable

On December 28, 2004, the Company entered into a Revolving Loan and Security Agreement (the Revolving Loan) with Michael D. Vanderhoof, a director of the Company. Under the agreement, (i) the Company could borrow up to $500,000, (ii) cash was advanced to the Company by Mr. Vanderhoof upon six (6) business days advance written notice, (iii) interest accrued daily upon any unpaid principal balance at the rate of eight percent (8%) per annum, (iv) accrued interest was payable in full on a monthly basis and (v) the outstanding principal balance was due and payable in full on December 10, 2005. The Revolving Loan was secured by all of the Company's inventory, accounts receivable, equipment, cash, deposit accounts, securities, intellectual property, chattel paper, general intangibles and instruments, now existing or hereafter arising, and all proceeds thereof. In consideration for entering into the Revolving Loan, Mr. Vanderhoof also received warrants to purchase 50,000 shares of the Company’s common stock equal to 10% of the highest amount outstanding at an exercise price of $2.00 per share. As of March 31, 2005, the Company had borrowed $500,000 under the Revolving Loan. During the three months ended March 31, 2005, the Company issued 50,000 warrants to Mr. Vanderhoof, with a fair value of $65,648. The fair value of the warrants was determined using the Black-Scholes option-pricing model, with the following assumptions: (i) no expected dividends; (ii) a risk free interest rate of 2.75%; (iii) expected volatility of 80.47%; and (iv) an expected life of the warrants of five years. In accordance with APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants,” the Company compared the fair value of the warrants and the note and allocated a value of $58,029 to the warrants. Such amount was recorded as a discount against the carrying value of the note and was amortized to interest expense over the life of the note using the straight-line interest method. In April 2005, the Company paid in full all outstanding principal balance under the Revolving Loan, and all remaining unamortized discount was immediately expensed.

In November 2005, the Company entered into a Loan and Security Agreement (the Loan) with Cambria Investment Fund, L.P. Michael D. Vanderhoof, a director of the Company is a principal in Cambria Investment Fund. Under the agreement, (i) the Company could borrow up to $500,000, (ii) cash was advanced in $50,000 increments to the Company by Cambria Investment Fund L.P. upon request, (iii) interest accrued daily upon any unpaid principal balance at the rate of twelve percent (12%) per annum, (iv) accrued interest was payable in full on a quarterly basis and (v) the outstanding principal balance was due and payable in full on March 15, 2007. The Loan was secured by all of the Company's inventory, accounts receivable, equipment, cash, deposit accounts, securities, intellectual property, chattel paper, general intangibles and instruments, now existing or hereafter arising, and all proceeds thereof. In the event that the Company completed any future public or private placement offering which results in net proceeds in excess of $3,000,000, Cambria Investment Fund L.P. may demand repayment of the Loan. In consideration for entering into the Loan, Cambria Investment Fund L.P. also receives warrants to purchase up to 250,000 shares of the Company’s common stock at the market price upon execution, with 75,000 shares vesting upon the execution of the warrant agreement and 17,500 shares vesting for every multiple of $50,000 borrowed under the Revolving Loan Agreement with the Company. The fair value of the warrant for the 75,000 shares issued in connection with the execution of the warrant agreement was $69,551. The fair value of the warrant was determined using the Black-Scholes option-pricing model, with the following assumptions: (i) no expected dividends; (ii) a risk free interest rate of 3.98%; (iii) expected volatility of 56.93%; and (iv) an expected life of the warrants of five years. Such amount was recorded as interest expense. As of December 31, 2005, there were no borrowings from this loan and Security Agreement. In March 2006, the Company borrowed $250,000 from Cambria. This borrowing earned Cambria the right to receive warrants to purchase 87,500 shares of the Company’s common stock at $1.80, with 17,500 shares vesting for every multiple of $50,000 borrowed under the Revolving Loan Agreement with the Company. The fair value of the warrant for the 87,500 shares issued in connection with the borrowing was $128,970. The fair value of the warrant was determined using the Black-Scholes option-pricing model, with the following assumptions: (i) no expected dividends; (ii) a risk free interest rate of 4.51%; (iii) expected volatility of 90.41%; and (iv) an expected life of the warrants of five years. In accordance with APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants,” the Company allocated a value of $85,079 to the warrants based on their relative fair value. Such amount was recorded as a discount against the carrying value of the note and was amortized to interest expense over the life of the note using the straight-line interest method. In April 2006, the Company paid in full all outstanding principal balance under the Revolving Loan Agreement.

In October 2006, the Company entered into a $1,500,000 Loan and Security Agreement (the “Agreement”) with Cambria Investment Fund L.P. (“Cambria”). Michael D. Vanderhoof, a director of the Company is a principal in Cambria. Under the agreement, (i) the Company could borrow up to $1,500,000, with the final $500,000 available only after February 15, 2007 (ii) cash is advanced in $50,000 increments to the Company by Cambria Investment Fund L.P. upon request, (iii) interest accrues daily upon any unpaid principal balance at the rate of twelve percent (12%) per annum, (iv) accrued interest is payable in full on a quarterly basis and (v) the outstanding principal balance is due and payable in full on October 22, 2007. Cambria holds a second priority security interest (subject to the first lien held by Laurus Master Fund, LTD) in all of Company’s inventory, accounts, equipment, cash, deposit accounts, securities, Intellectual Property, chattel paper, general intangibles and instruments, now existing or hereafter arising, and all proceeds thereof. Upon entering into this agreement Cambria earned the right to receive warrants to purchase up to 300,000 shares of the Company’s common stock at $.46. Additionally Cambria will earn the right to receive warrants to purchase up to additional 450,000 shares at $.46, with 30,000 shares vesting for every multiple of $100,000 borrowed under the Agreement. Through December 2006, the Company borrowed $745,000 on the Loan. This borrowing earned Cambria the right to receive warrants to purchase 210,000 shares. The fair value of the warrant for the 300,000 shares issued upon execution was $92,558. Such amount was recorded as a loan acquisition cost and will be amortized to interest expense over the life of the note using the straight-line interest method. The fair value of the warrant for the 210,000 shares issued in connection with the borrowing was $71,086. In accordance with APB 14, “Accounting for Convertible Debt and Debt Issued with

Stock Purchase Warrants,” the Company has allocated a value of $71,086 to the warrants based on their relative fair value. Such amount was recorded as a discount against the carrying value of the note and will be amortized to interest expense over the life of the note using the straight-line interest method. The fair value of the warrant was determined using the Black-Scholes option-pricing model, with the following assumptions: (i) no expected dividends; (ii) a risk free interest rate range of 5.25%; (iii) expected volatility range of 79.05% to 79.52%; and (iv) an expected life of the warrants of five years. In lieu of exercising the warrant, Cambria may convert the warrant, in whole or in part, into a number of shares determined by dividing (a) the aggregate fair market value of the shares or other securities otherwise issuable upon exercise of the warrant minus the aggregate exercise price of such shares by (b) the fair market value of one share.

 (6) Notes Payable

In April 2006, the Company entered into a $3,000,000 Fixed Price Convertible Note (the “Note”) agreement with Laurus Master Fund (LMF). The term of the Note is for three years at an interest rate of WSJ prime plus 2.0%. The Note is secured by all of the Company's cash, cash equivalents, accounts, accounts receivable, deposit accounts, inventory, equipment, goods, fixtures, documents, instruments, contract rights, general intangibles, chattel paper, supporting obligations, investment property, letter of credit rights and all intellectual property now existing or hereafter arising, and all proceeds thereof. The Note contains a provision whereby the fixed conversion price to convert the Note to equity was set at a premium to the average closing price of the Company’s common stock for the 10 days prior to the closing of the transaction based on a tiered schedule. The first third of the investment amount has a fixed conversion price of $1.68, the next third has a fixed conversion price of $1.78, and the last third will has a fixed conversion price of $1.92. The Company shall reduce the principal Note by 1/60th per month starting 90 days after the closing, payable in cash or registered stock.

The Company filed a registration statement for the Company’s common stock underlying the note and all the underlying warrants with the SEC. On August 15, 2006, such registration statement was declared effective by the SEC. The Company has provided a first lien on all assets of the Company. The Company will have the option of redeeming any outstanding principal of the Note by paying to the LMF 120% of such amount, together with accrued but unpaid interest under this Note. LMF earned fees in the amount of 3.5% of the total investment amount at the time of closing. LMF also received 478,527 warrants to purchase shares of the Company’s common stock. The exercise price of the warrants was $1.96, representing a 120% premium to the average closing price of the Company’s common stock for the 10 days prior to the closing of the transaction. The warrants have a term of seven years. In addition, the Company paid loan origination fees to LMF of $105,000.

The Company determined that the conversion feature embedded in the notes payable satisfied the definition of a conventional convertible instrument under the guidance provided in EITF 00-19 and EITF 05-02, as the conversion option’s value may only be realized by the holder by exercising the option and receiving a fixed number of shares. As such, the embedded conversion option in the notes payable qualifies for equity classification under EITF 00-19, qualifies for the scope exception of paragraph 11(a) of SAFS 133, and is not bifurcated from the host contract. The Company also determined that the warrants issued to LMF qualify for equity classification under the provisions of SFAS 133 and EITF 00-19. In accordance with the provisions of Accounting Principles Board Opinion No. 14, the Company allocated the net proceeds received in this transaction to each of the convertible debentures and common stock purchase warrants based on their relative estimated fair values. As a result, the Company allocated $2,739,320 to the convertible debentures and $260,680 to the common stock purchase warrants, which was recorded in additional paid-in-capital. In accordance with the consensus of EITF issues 98-5 and 00-27, management determined that the convertible debentures did not contain a beneficial conversion feature based on the effective conversion price after allocating proceeds of the convertible debentures to the common stock purchase warrants. The amounts recorded for the common stock purchase warrants are amortized as interest expense over the term of the convertible debentures.

Interest charges associated with the convertible debentures, including amortization of the discount and loan acquisition costs totaled $400,046 for the year ended December 31, 2006.

(7) Equity Transactions

In February 2005, the Company commenced a private placement offering of up to 2,500,000 shares of its common stock at a purchase price of $2.00 per share. The Company closed the offering on July 30, 2005, selling 1,619,750 shares, receiving net proceeds of $2,967,327. Total costs relating to the private placement offering were $431,618, which amount includes an expense of $159,445 relating to the fair value of the warrants issued to the selling group. The fair market value of the warrants was determined using the Black Scholes pricing model (See note 8 for the fair value assumptions used).

In April 2006, the former Chief Financial Officer of the Company received 112,000 shares of Company stock in exchange for 140,000 warrants in a cashless exercise transaction.

(8) Warrants

Below is a summary of warrant activity during the years ended December 31, 2005 and 2006:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Term in Years	Aggregate Intrinsic Value
Outstanding at January 1, 2005	1,236,955	$1.04
Granted in 2005	254,580	$2.28
Exercised in 2005	(3,000)	$0.75
Cancelled in 2005	(90,000)	$1.30
Outstanding at December 31, 2005	1,398,535	$1.25	3.39	832,675
Granted in 2006	1,208,541	$1.32
Exercised in 2006	(112,000)	$0.30
Cancelled in 2006	(28,000)	$0.30
Outstanding at December 31, 2006	2,467,076	$1.34	4.44	$65,650

Warrants exercisable at December 31, 2005	1,288,535	$1.19	3.39	832,675

Warrants exercisable at December 31, 2006	2,467,076	$1.34	4.44	$65,650

The following tables summarize information about warrants outstanding and exercisable at December 31, 2006:

Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining in Contractual Life in Years	Outstanding Warrants Weighted Average Exercise Price	Number of Warrants Exercisable	Exercisable Warrants Weighted Average Exercise Price
$0.30 to $0.75	1,059,066	4.44	$ 0.40	1,059,066	$ 0.40
$1.02 to $1.90	247,917	3.31	$ 1.58	247,917	$ 1.58
$1.90 to $2.00	941,041	5.10	$ 1.96	941,041	$ 1.96
$2.00 to $2.75	179,580	3.21	$ 2.50	179,580	$ 2.50
$3.00 to $12.00	39,472	1.49	$ 4.90	39,472	$ 4.90
$0.30 to $12.00	2,467,076	4.44	$ 1.34	2,467,076	$ 1.34

(9) Stock Option Plans:

Effective June 15, 2000, the Company adopted the 2000 Stock Option Plan under which all employees may be granted options to purchase shares of the Company’s authorized but unissued common stock. The maximum number of shares of the Company’s common stock available for issuance under the Plan was 183,333 shares. Under the Plan, the option exercise price was equal to the fair market value of the Company’s common stock at the date of grant. Options expire no later than 10 years from the grant date and generally vest within five years. In 2001, the Company elected to fully vest all outstanding options.

In October 2001, the Company approved the 2001 Stock Option Plan under which all employees may be granted options to purchase shares of the Company’s authorized but unissued common stock. The maximum number of shares of the Company’s common stock available for issuance under the Plan was 450,000 shares. Under the Plan, the option exercise price was equal to the fair market value of the Company’s common stock at the date of grant. Options expire no later than 10 years from the grant date and generally vest within five years.

In May 2003, the shareholders approved the PeopleView, Inc. 2003 Stock Option Plan (the 2003 Plan). The 2003 Plan was the successor to the Company’s existing 2000 Stock Option Plan and 2001 Stock Option Plan (together, the Predecessor Plans). The 2003 Plan became effective immediately upon stockholder approval at the Annual Meeting on May 15, 2003, and all outstanding options under the Predecessor Plans were incorporated into the 2003 Plan at that time. On May 15, 2003, 567,167 shares had been granted pursuant to the Predecessor Plans, with 66,166 shares available to grant. On May 15, 2003, shareholders approved 833,333 shares for the 2003 plan. Together with the Predecessor Plans, 899,500 shares were available to grant, and 567,167 had been granted. The Predecessor Plans terminated, and no further option grants will be made under the Predecessor Plans. However, all outstanding options under the Predecessor Plans continue to be governed by the terms and conditions of the existing option agreements for those grants except to the extent the Board or Compensation Committee elects to extend one or more features of the 2003 Plan to those options. As of December 31, 2003, the remaining number of shares available for future grants under the 2003 Plan was 751,916 shares. Under the Plan, the option exercise price was equal to the fair market value of the Company’s common stock at the date of grant. Options expire no later than 10 years from the grant date and generally vest within five years.

In May 2004, the shareholders approved the Auxilio, Inc. 2004 Stock Incentive Plan (the 2004 Plan). The 2004 Plan is the successor to the Company’s existing 2000 Stock Option Plan, 2001 Stock Option Plan, and the 2003 Stock Option Plan (together, the Predecessor Plans). The 2004 Plan became effective immediately upon stockholder approval at the Annual Meeting on May 12, 2004, and all outstanding options under the Predecessor Plans were incorporated into the 2004 Plan at that time. On May 12, 2004, 714,750 shares had been granted pursuant to the Predecessor Plans, with 751,987 shares available to grant. On May 12, 2004, shareholders approved 2,000,000 shares for the 2004 plan. Together with the Predecessor Plans, 3,466,667 shares were available to grant, and 714,750 had been granted. The Predecessor Plans terminated, and no further option grants will be made under the Predecessor Plans. However, all outstanding options under the Predecessor Plans continue to be governed by the terms and conditions of the existing option agreements for those grants except to the extent the Board or Compensation Committee elects to extend one or more features of the 2004 Plan to those options. As of December 31, 2006, the remaining number of shares available for future grants under the 2004 Plan was 1,284,019 shares. Under the Plan, the option exercise price is equal to the fair market value of the Company’s common stock at the date of grant. Options expire no later than 10 years from the grant date and generally vest within five years.

Additional information with respect to these Plans’ stock option activity is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Term in Years	Aggregate Intrinsic Value
Outstanding at January 1, 2005	1,361,580	$1.07
Granted in 2005	939,667	$1.96
Exercised in 2005	-	$-
Cancelled in 2005	(292,750)	$1.23
Outstanding at December 31, 2005	2,008,497	$1.48	8.59	$592,148
Granted in 2006	600,500	$1.34
Exercised in 2006	-	$-
Cancelled in 2006	(426,349)	$1.77
Outstanding at December 31, 2006	2,182,648	$1.39	7.88	$-

Options exercisable at December 31, 2005	486,555	$1.19	7.69	$249,008

Options exercisable at December 31, 2006	1,020,816	$1.36	7.23	$-
The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining in Contractual Life in Years	Outstanding Options Weighted Average Exercise Price	Number of Options Exercisable	Exercisable Options Weighted Average Exercise Price
$0.30 to $0.75	29,000	9.52	$ 0.57	-	$ -
$0.75 to $0.90	841,996	6.95	$ 0.83	592,942	$ 0.83
$1.02 to $1.84	775,167	8.80	$ 1.49	127,917	$ 1.66
$1.90 to $2.00	490,818	8.10	$ 2.00	255,207	$ 1.99
$3.00 to$6.75	45,667	5.85	$ 3.82	44,750	$ 3.84
$0.30 to $6.75	2,182,648	7.88	$ 1.39	1,020,816	$ 1.36

(10) Income Taxes

For the years ended December 31, 2006 and 2005, the components of income tax expense are as follows:

	2006	2005
Current provision:
Federal	$-	$-
State	2,400	3,200
	2,400	3,200
Deferred benefit:
Federal	-	-
State	-	-
-		-
Income tax expense	$2,400	$3,200

Income tax provision amounted to $2,400 and $3,200 for the years ended December 31, 2006 and 2005, respectively (an effective rate of (0.1%) for 2006 and (0.1%) for 2005). A reconciliation of the provision for income taxes with amounts determined by applying the statutory U.S. federal income tax rate to income before income taxes is as follows:

	2006	2005
Computed tax at federal statutory rate of 34%	$(1,326,100)	$(1,140,900)
State taxes, net of federal benefit	1,600	2,000
Non deductible items	21,000	20,800
Other	(172,400)	(47,700)
Change in valuation allowance	1,478,300	1,169,000
	$2,400	$3,200

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which is uncertain. Accordingly, a valuation allowance, in an amount equal to the net deferred tax asset as of December 31, 2006 and 2005 has been established to reflect these uncertainties. As of December 31, 2006 and 2005, the deferred tax asset before valuation allowances is approximately $4,419,000 and $3,270,000, respectively, for federal income tax purposes, and $843,000 and $508,000, respectively for state income tax purposes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2006	2005
Deferred tax assets:
Allowance for doubtful accounts	$12,200	$11,600
Accrued salaries/vacation	113,700	92,800
Accrued equipment pool	58,200	44,900
State taxes	1,100	1,100
Stock options	370,400	123,600
Net operating loss carryforwards	5,217,600	3,985,700
Total deferred tax assets	5,773,200	4,259,700

Deferred tax liabilities:
Depreciation	41,600	59,500
Amortization of intangibles	185,400	293,200
Other	284,400	128,900
Total deferred tax liabilities	511,400	481,600

Net deferred assets before valuation allowance	5,261,800	3,778,100
Valuation allowance	(5,261,800)	(3,778,100)
Net deferred tax assets	$-	$-

At December 31, 2006, the Company has available unused net operating loss carryforwards of approximately $13,100,000 for federal and $8,700,000 for state that may be applied against future taxable income and that, if unused, expire beginning in 2013 through 2026.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating loss carryforwards before utilization.

(11) Retirement Plan

The Company sponsors a 401(k) plan (the Plan) for the benefits of employees who are at least 21 years of age. The Company’s management determines, at its discretion, the annual and matching contribution. The Company elected not to contribute to the Plan for the years ended December 31, 2006 and 2005.

(12) Commitments

Leases

The Company leases its Mission Viejo, California facility under a noncancellable operating lease. The lease expires in January 2010. Rent expense for the years ended December 31, 2006 and 2005 totaled $183,365 and $285,492, respectively. Future minimum lease payments under non-cancelable operating leases during subsequent years are as follows:

December 31	Payments
2007	$163,464
2008	167,467
2009	171,470
2010	28,690
Total	$531,091

                                            Employment Agreements

On December 10, 2004, the Company entered into an employment agreement with Paul T. Anthony, to serve as Chief Financial Officer and Corporate Secretary, effective January 3, 2005. Mr. Anthony's agreement has a term of two years, and provides for a base annual salary of $155,000. Mr. Anthony received warrants and may receive an annual bonus if certain earnings and revenue targets are accomplished. On March 15, 2006, the Company entered into a new employment agreement with Mr. Anthony. This new agreement is effective January 1, 2006, has a term of two years, and provides for a base annual salary of $170,000. Mr. Anthony received 75,000 options and may receive an annual bonus if certain earnings and revenue targets are accomplished.

The Company entered into an employment agreement with Joseph Flynn to serve as its Chief Executive Officer, effective April 1, 2004. Mr. Flynn's agreement has a term of two years and provides for a base annual salary of $165,000. Mr. Flynn may receive an annual bonus if certain earnings and revenue targets are accomplished. On March 14, 2006, the Company entered in to a new employment agreement with Mr. Flynn. This new agreement is effective January 1, 2006, has a term of two years, and provides for a base annual salary of $180,000. Mr. Flynn received 100,000 options and may receive an annual bonus if certain earnings and revenue targets are accomplished. Mr. Flynn resigned his position as Chief Executive Officer effective November 9, 2006, and resigned from employment of the Company effective December 31, 2006

Effective April 1, 2004, the Company entered into an employment agreement with Etienne Weidemann, to serve as President and Chief Operating Officer. Mr. Weidemann's agreement has a term of two years, and provides for a base annual salary of $160,000. Mr. Weidemann may receive an annual bonus if certain earnings and revenue targets are accomplished. On March 15, 2006, the Company entered in to a new employment agreement with Mr. Weidemann. This new agreement is effective January 1, 2006, has a term of two years, and provides for a base annual salary of $175,000. Mr. Weidemann received 80,000 options and may receive an annual bonus if certain earnings and revenue targets are accomplished. Mr. Weidemann became the Chief Executive Officer of the Company effective November 9, 2006.

 (13)  Concentrations

Cash Concentrations

At times, cash balances held in financial institutions are in excess of federally insured limits. Management performs periodic evaluations of the relative credit standing of financial institutions and limits the amount of risk by selecting financial institutions with a strong credit standing.

Major Customers

For the year ended December 31, 2006, five customers represented a total of 91% of revenues. As of December 31, 2006, gross accounts receivable due from these customers total approximately $1,753,000.

For the year ended December 31, 2005, two customers represented a total of 74% of revenues. As of December 31, 2005, accounts receivable due from these customers total approximately $134,000.

 (14)  Related Party Transactions

On October 26, 2006, the Company entered into a Loan and Security Agreement (the Loan) with Cambria Investment Fund, L.P. Michael D. Vanderhoof, a director of the Company, is a principal in Cambria Investment Fund L.P. Under the agreement, the Company can borrow up to $1,500,000. In consideration for entering into the Loan, Cambria Investment Fund L.P. received warrants to purchase up to 750,000 shares of the Company’s common stock at $.46, the market price upon execution, with 300,000 shares vesting upon the execution of the warrant agreement and 30,000 shares vesting for every multiple of $100,000 borrowed under the Revolving Loan Agreement with the Company. Through December 2006, the Company borrowed $745,000 on the Loan. This borrowing earned Cambria the right to receive warrants to purchase 210,000 shares. The fair value of the warrant for the 300,000 shares issued upon execution was $92,558. Such amount was recorded as a loan acquisition cost and will be amortized to interest expense over the life of the note using the straight-line interest method. The fair value of the warrant for the 210,000 shares issued in connection with the borrowing was $71,086. In accordance with APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants,” the Company has allocated a value of $71,086 to the warrants based on their relative fair value. Such amount was recorded as a discount against the carrying value of the note and will be amortized to interest expense over the life of the note using the straight-line interest method. The fair value of the warrants was determined using the Black-Scholes option-pricing model. (See note 8 of the Notes to the Consolidated Financial Statements for the fair value assumptions used.)

        On November 23, 2005, the Company entered into a Loan and Security Agreement (the Loan) with Cambria Investment Fund, L.P. Michael D. Vanderhoof, a director of the Company, is a principal in Cambria Investment Fund L.P. Under the agreement, the Company could borrow up to $500,000. In consideration for entering into the Loan, Cambria Investment Fund L.P. received warrants to purchase up to 250,000 shares of the Company’s common stock at $1.80, the market price upon execution, with 75,000 shares vesting upon the execution of the warrant agreement and 17,500 shares vesting for every multiple of $50,000 borrowed under the Revolving Loan Agreement with the Company. The fair value of the vested warrant to purchase 75,000 shares issued upon execution was $69,557. In March 2006, the Company borrowed $250,000 on the Loan. This borrowing earned Cambria the right to receive warrants to purchase 87,500 shares. The fair value of the warrant for the 87,500 shares issued in connection with the borrowing was $128,970. In accordance with APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants,” the Company allocated a value of $85,079 to the warrants based on their relative fair value. Such amount was recorded as a discount against the carrying value of the note and was to be amortized to interest expense over the life of the note using the straight-line interest method. In April 2006, the Company paid in full the outstanding principal balance under the Revolving Loan Agreement and charged the remaining unamortized balance of the discount to interest expense. The fair value of the warrants was determined using the Black-Scholes option-pricing model. (See note 8 of the Notes to the Consolidated Financial Statements for the fair value assumptions used.)

        On December 28, 2004, Auxilio entered into a Revolving Loan and Security Agreement with Mr. Michael D. Vanderhoof. Mr. Vanderhoof is a director of the Company. Under the agreement, the Company could borrow up to $500,000. As of March 31, 2005, the Company had borrowed $500,000 under the Revolving Loan. During the three months ended March 31, 2005, the Company issued 50,000 warrants to Mr. Vanderhoof, with a fair value of $65,648. The fair market value of the warrants was determined using the Black Scholes pricing model (See note 8 for the fair value assumptions used).

        In June 2004, the Company entered in to a consulting agreement with John D. Pace, a director, to provide support in the Company’s sales efforts with major healthcare facilities as well as consulting services related to the Company’s operations. Mr. Pace received $1,000 per day for his services not to exceed three days per month and $1,500 per day for each additional day worked during a given month. In addition, Mr. Pace received commission at a rate of 5% of the gross profit for any business closed through introductions made by Mr. Pace.

In September 2006, the Company entered in to a revised consulting agreement with Mr. Pace to provide support in the Company’s sales efforts with major healthcare facilities as well as consulting services related to the Company’s operations. The agreement terminates December 31, 2007. Mr. Pace receives $5,000 per month through December 2006, and $6,000 per month through December 2007 for his services not to exceed twenty hours per month. In addition, Mr. Pace receives cash commission at a rate of 1% of the gross proceeds of a sale for any business closed through introductions made by Mr. Pace and 0.5% of the gross proceeds of a sale for any business closed through introductions made by Auxilio. Total cash compensation to Mr. Pace for the years ended December 31, 2006 and 2005 was $57,455 and $61,704, respectively. Mr. Pace also received 3,538 shares of Company stock as payment for commissions earned in 2006.

(15)  Subsequent Event

On March 30, 2007, the Company signed a term sheet with Cambria to restructure the Loan extending the maturity date of the $745,000 outstanding balance to May 1, 2008 and extending the maturity date of the remaining unborrowed amount of $755,000 to December 31, 2008.  In return, the Company agreed to immediately vest the remaining 240,000 unvested warrants under the original agreement and provide one additional warrant share for every two dollars of new borrowings against the $755,000.  The exercise price of the additional warrants will provide for a 10% discount to the closing price of the Company’s common stock on the date the restructuring is completed.  The Company anticipates finalizing this agreement in April 2007.